2003 Annual Report

We're Expanding Our Leadership Role In The Global Aluminum Recycling Industry.









IMCO® RECYCLING INC.

Corporate Profile

IMCO Recycling Inc. is one of the world's largest recyclers of aluminum and zinc. The company has 21 U.S. production plants and five international facilities located in Brazil, Germany, Mexico and Wales.

Our domestic aluminum segment includes a specialty alloys division and a recycling division. The specialty alloys division purchases scrap from customers and on the open market, processes it and sells the recycled metal as specification alloys. The recycling division principally processes industrial and consumer scrap that is owned by customers and returns the recycled metal to them in return for a tolling fee.

The international aluminum segment consists of all facilities located outside the U.S. that produce specialty alloys and recycled aluminum.

Principal customers of our aluminum operations include U.S. and foreign automobile manufacturers and their component suppliers as well as the world's major aluminum companies. These customers use most of the metal we recycle to manufacture products for transportation, containers & packaging and building & construction, the three largest aluminum markets.

Our zinc segment includes facilities that purchase and recycle scrap and manufacture value-added products including zinc oxide, which is used in the vulcanizing process for tires and rubber products as well as other markets; zinc dust, which is an essential ingredient in corrosion-resistant industrial paints, coatings and specialty chemicals; and zinc metal, which is sold to galvanizers for corrosion protection of steel.

IMCO's recycling services help protect the environment by conserving energy and other natural resources and by reducing landfill utilization.

About the Cover

Aluminum that is recycled by IMCO includes post-consumer and commercial scrap, new scrap from the manufacturing of auto components, cans and other products, and dross, a by-product of the aluminum melting process. Most of the metal we recycle is delivered in molten form, thus lowering customers' costs and increasing their productivity.

Table of Contents

Financial Highlights

(in thousands, except per share, stockholder and employee data)

				Percentage Change From Preceding Year		
	2003	2002	2001	2003	2002	2001
Revenues	$ 892,015	$ 687,168	$ 689,337	29.8%	-0.3%	-18.6%
Earnings (loss) before taxes, minority interest, and cumulative effect of accounting change	4,502	11,268	(4,639)	-60.0%	NM	NM
Provision (benefit) for income taxes	(1,029)	3,843	(2,243)	NM	NM	NM
Minority interests	560	561	326	-0.2%	72.1%	-40.9%
Earnings (loss) before cumulative effect of accounting change	4,971	6,864	(2,722)	-27.6%	NM	NM
Cumulative effect of accounting change	–	(58,730)	–	–	NM	–
Net earnings (loss)	$ 4,971	$ (51,866)	$ (2,722)	NM	NM	NM
Common Stock:						
Diluted earnings (loss) per share before cumulative effect of accounting change	$ 0.33	$ 0.47	$ (0.18)	-29.8%	NM	NM
Cumulative effect of accounting change	–	$ (4.01)	–	NM	NM	NM
Net earnings (loss) per diluted share	$ 0.33	$ (3.54)	$ (0.18)	NM	NM	NM
Diluted average common shares outstanding	15,011	14,655	14,978	2.4%	-2.2%	-3.0%
Book value per share	$ 8.81	$ 8.06	$ 11.54	9.3%	-30.2%	-2.7%
Operations:						
Total pounds processed	2,956,028	2,536,019	2,553,987	16.6%	-0.7%	-10.6%
Percent tolled	55%	59%	63%			
Return on average equity	4.1%	NM	NM			
Stockholders of record	335	384	427			
Number of employees	1,788	1,627	1,529			

Turn to pages 52-53 for a financial summary of IMCO Recycling Inc.'s past 11 years of operations.
NM - Not Meaningful

Chairman's Message

Dear Fellow Stockholders:

In 2003 your company significantly expanded its operations in international markets where demand for aluminum, aluminum recycling and specialty alloys is growing. We also maximized the productivity of our domestic aluminum segment by consolidating available processing volume at our most efficient facilities and by other means, and we refinanced virtually all of our debt through new borrowing arrangements.

In a difficult economic environment, our net earnings for the year were $5.0 million or $.33 per common diluted share. These results include fourth quarter gains totaling $6.4 million after tax from early extinguishment of debt and from a foreign currency transaction. These gains were partially offset by fourth quarter charges totaling $3.8 million after tax for the write-off of our Utah aluminum recycling facility which we permanently closed, and for write-downs to net realizable value of certain properties held for sale. The combination of the above items resulted in a gain of $2.6 million or $.17 per share after tax.

In 2002, before the cumulative effect of a required change regarding accounting for goodwill, we recorded net earnings of $6.9 million or $.47 per share. After the cumulative effect of the required accounting change, the company had a net loss in 2002 of $51.9 million or $3.54 per share.

Other major factors affecting IMCO's performance in 2003 compared with the prior year are as follows.

- Effective March 1, the company began reporting separate segment results for its international aluminum operations because of the major increase in the scope of these activities that took place during the year. Both the volume and income of this segment moved sharply higher in 2003.
- Volume and income of the domestic aluminum segment were depressed in 2003 - - as they have been since early 2000 - - by the extreme weakness in U.S. industrial activity that prevailed during this period. Volume at our aluminum recycling plants also was affected by declines in the collection and recycling of beverage cans and the closure of customers' plants in the Pacific Northwest. Demand for the products of our specialty alloys facilities that serve the auto industry was strong in 2003. However, their profit margins were reduced by the scarcity and high price of scrap that resulted from a significant increase in the export of all types of materials to China. We're working to improve our availability and cost of scrap by further strengthening relationships with customers and major suppliers, and by raising our recovery from available metal units through use of improved technology.
- Results of our zinc segment also have been negatively affected by the low level of industrial activity. However, its income rose in 2003 due to an increase in the zinc price that resulted from a decline in overall zinc industry supplies, and to greater furnace efficiencies.

EXPANDING OUR INTERNATIONAL ACTIVITIES

The most important step in our international expansion during 2003 was the acquisition of full ownership of VAW-IMCO Guss und Recycling GmbH (VAW-IMCO) of Germany, previously a joint venture. In 2002 our partner in this company was acquired by a large, integrated aluminum producer. Under the joint venture's governing documents, that acquisition allowed us to exercise rights to obtain full ownership of VAW-IMCO. In March 2003 we signed an agreement for redemption of the shares of VAW-IMCO held by our previous joint venture partner. The price for the redemption of the shares, which was agreed upon after evaluations conducted under a standard issued by the Institute of German Public Accountants, was €30.4 million ($32.3 million). During 2003 VAW-IMCO fully prepaid the redemption for these shares.

VAW-IMCO is the leading recycler of aluminum alloys in Europe and serves major auto manufacturers and aluminum producers. This is a highly successful company that has size, productivity and cost advantages over its competition and provides us with an excellent platform for growth in Europe. Its facilities in Grevenbroich and Töging have a broad product range with relatively secure sources of scrap, and they share our domestic expertise in the delivery of molten metal that is very cost-effective for customers. Since 1998 VAW-IMCO has increased its capacity by 40 percent through the installation of IMCO-designed furnaces. It also has significantly reduced production costs and raised output per employee. VAW-IMCO's volume and productivity are expected to increase again in 2004.

In 2003 we also acquired full ownership of our Mexican subsidiary. The recently expanded and modernized plant that it operates utilizes proprietary furnaces redeployed from our U.S. operations. This facility provides us with an important means of participation in Mexico's rapidly expanding auto industry and effectively positions IMCO to take advantage of growth opportunities created by the North American Free Trade Agreement (NAFTA). Under a long-term contract, our Mexican subsidiary recycles aluminum alloys for NEMAK, S.A.'s nearby plant which is the largest cylinder head and engine block casting facility in the Western Hemisphere. It also serves other customers.

Our Brazilian facility that was acquired in 2002 has long-term contracts to supply that country's only can sheet rolling mill and to recycle used beverage cans for a major manufacturer of aluminum cans. Brazil is an important producer of primary metal and a large market for aluminum products, particularly cans. It has a higher can recycling rate than any other populous country. We intend to expand into new markets in Brazil as aluminum consumption continues to rise there.

MAXIMIZING PRODUCTIVITY AND LOWERING COSTS

During the year we moved quickly to bring domestic furnace operations, labor and other costs in line with the lower demand for aluminum recycling. Most importantly, we reduced or shut down processing operations at some facilities and consolidated available volume at our most efficient plants. In addition to our permanent closure of the Utah facility, we temporarily suspended operations at the Rockwood, Tennessee plant. We also made further progress in lowering the domestic aluminum segment's overall cost structure through greater use of technically advanced equipment and processes, and through centralization of the metal management, purchasing and customer credit functions.

In October we refinanced virtually all of our existing debt through the sale of $210.0 million of 10 3/8% senior secured notes due in 2010, and through the arrangement of a new, four-year $120.0 million senior secured revolving credit facility. This refinancing has increased our interest costs but it simplifies our capital structure, consolidates our debt in long-term arrangements, makes funds available for growth and improves our liquidity.

SUPPLYING THE GLOBAL AUTO INDUSTRY

I am more optimistic than ever about the future of this company because, with our full ownership of VAW-IMCO, expansion of our Mexican facility and strengthening of our U.S. specialty alloys plants, we have become an important supplier to the world's auto and light truck producers and their component manufacturers. Building on this established base and our successful long-term relationships with major manufacturers, we will focus on raising our capacity to serve the global auto industry because aluminum use in vehicles will continue to move higher for the foreseeable future.

Even with the large increases in the amount of aluminum used by the transportation market that have occurred over the past decade, today's autos remain relatively heavy structures whose efficiency can be greatly improved. Many factors will continue to drive the move to aluminum including higher fuel economy standards, energy security and environmental and safety concerns. We also will focus on this market because it is far from mature in terms of growth. As Richard Wagoner, Jr., chairman and chief executive officer of General Motors has pointed out, only 12 percent of the world's potential drivers own or drive an auto or truck today.

North American auto manufacturers and their component suppliers who are our specialty alloys customers experienced a good year in 2003 with sales near a record level of 16.7 million units. Sales in 2004 are expected to continue at about this level for a variety of reasons, including the introduction of many attractive new models and the continuation of sales incentives.

AN ESSENTIAL BUSINESS THAT WILL SUCCEED

IMCO is now operating in a better economic and market environment than we have in at least three years. That should help us realize one of our primary goals which is to maximize capacity utilization by aggressively pursuing available volume and capturing new business opportunities now under consideration. Much of the benefit of greater capacity utilization should flow to the bottom line, and greater processing volume will increase the positive impact of the gains in productivity that we've achieved.

In 2004 we believe the company's financial results will improve compared with those of the prior year, due in part to the higher capacity and expected greater processing volume of the international aluminum segment. In addition, we should achieve better performances from the domestic aluminum and zinc segments because of the strong gains in U.S. industrial activity that began in the fourth quarter of 2003 and are likely to continue this year. We also will benefit from new, long-term contracts without commodity risk and from our longstanding emphasis on the use of advanced technology in all phases of our activities.

Our board of directors and senior management are very proud of the manner in which our employees have helped reinvent the company to succeed in an ever-changing marketplace. The economic and environmental benefits that we create through the recycling of aluminum and zinc make this business essential in the modern industrial world, and we're confident that demand for our products and services will increase in a wide range of markets as economic conditions improve.



Don V. Ingram
Chairman and Chief Executive Officer
March 15, 2004



"In today's aluminium industry, recycling is essential. It has become an integral part of the raw material supply and it offers ecological justification for the use of aluminium. Even critics have gradually come to realize that aluminium recycling is a success story from both an ecological and economic point of view."

Günter Kirchner, *General Secretary*
Organisation of European Aluminium Refiners and Remelters

Greater use of aluminum is directly correlated with advances in economic development. As the global economy has grown and evolved over the past century, many major industries have made aluminum their material of choice, and it is now the world's second most widely used metal.

This growth has occurred because of aluminum's unique and desirable characteristics that have helped create greater efficiency in the manufacturing of thousands of different products. The metal is light weight, malleable, has a high strength-to-weight ratio and is corrosion resistant. Most importantly, aluminum has far greater residual value than competing materials because the energy stored in it can be recovered through the recycling process.

Compared to primary metal, the use of recycled aluminum in product manufacturing prevents the emission of 13 tons of carbon dioxide for every ton used.

Aluminum has sustained recyclability - - it can be processed time and again without material decline in quality or performance. In comparison to the production of primary metal, aluminum recycling provides energy savings of 95 percent, thus greatly lowering the overall impact of the industry's operations on the environment. Aluminum recycling also reduces capital and labor costs by 90 percent and does not require the use of bauxite and other natural resources. In addition, it eliminates the need for disposal of solid wastes like bauxite residue and spent potlinings that are associated with the primary production process.

The savings in energy and reductions in emissions provided by aluminum recycling - - along with the lowering of greenhouse gas emissions by domestic primary smelters - - are allowing the overall industry to achieve its goal of sustainable

Components of U.S. Aluminum Supply



30% Recycled Metal
41% Imports
29% Primary Metal

Over the last two decades, recycled metal has maintained about a 30 percent market share as overall aluminum supply has grown significantly. Primary metal's market share has declined because of increases in energy, environmental and labor costs while the role of imported metal has expanded.

Major U.S. Aluminum Markets


32% Transportation
22% Consumer durables, electrical, machinery & equipment and other
21% Containers & Packaging
15% Building & Construction
10% Exports

The steadily rising amount of aluminum used in vehicles and in other areas of the transportation sector have made it the largest and fastest-growing aluminum market. IMCO began providing specialty alloys to auto manufacturers and their suppliers in 1997 and since that time has sharply raised its capacity in this area through expansion and acquisition.

development. Through the implementation of sustainable development initiatives, the aluminum industry will be able to produce more metal while integrating social and environmental values into its operations.

Were it not for the aluminum beverage can, consumer recycling would not be remotely economic and would probably cease. Recycling one ton of aluminum cans yields about $1,150 of revenue, while recycling a ton of steel, glass, plastics or paper comes nowhere close to covering the average collection cost of $200 per ton.

Total U.S. aluminum supply is made up of primary, recycled and imported metal. During the past 20 years, rising demand for aluminum has created a 65 percent increase in annual supply. During this period, production of recycled aluminum has risen by 75 percent because of the economic and environmental advantages it provides.

Primary aluminum's share of total U.S. supply has declined significantly over the past two decades because of increases in energy, environmental and labor costs. The primary industry now provides 29 percent of domestic supply while recycled aluminum and imports account for 30 percent and 41 percent, respectively. Industry analysts estimate that recycled metal also provides about 30 percent of world aluminum supply.

Transportation, containers & packaging and building & construction are the three largest end-use markets for aluminum. In 2002, the last year for which statistics are available, these sectors accounted for 68 percent of total domestic industry shipments.

Because vehicle manufacturers have been and are continuing to use more aluminum in their products, transportation is now the largest and fastest-growing market for the metal. In 2002 transportation consumed 32 percent of total shipments while containers & packaging, mainly the production of beverage cans, utilized 21 percent of shipments and building and construction accounted for 15 percent. Exports, consumer durables, electrical, and machinery & equipment together consumed 22 percent of shipments.

LEADER OF THE WORLD INDUSTRY

Over the past 15 years, IMCO has attained a leadership role in the world nonferrous metals recycling industry through its emphasis on superior technology, product quality and customer service that has increased market share. Management also has created greater domestic and international demand by entering into long-term contracts and alliances. Capacity has been increased by building new facilities, by expanding existing plants and by acquisitions. In 2004 IMCO's rated annual aluminum and zinc processing capacity totals 4.1 billion pounds, four times higher than a decade ago.

Customers of the company's U.S., European and Latin American aluminum facilities include many of the world's major vehicle manufacturers and aluminum producers as well as diecasters, fabricators and extruders. High rates of metal recovery and timely delivery of products that fully meet technical specifications are among these customers' principal requirements. IMCO meets these needs


Post Falls, ID
Spokane, WA
Coldwater, MI (3)
Saginaw, MI
Chicago Heights, IL
Elyria, OH
Rock Creek, OH
Hillsboro, IL
Uhrichsville, OH
Clarksville, TN
Morgantown, KY (2)
Rockwood, TN
Loudon, TN
Sapulpa, OK
Millington, TN
Goodyear, AZ
Shelbyville, TN
Houston, TX (2)
WALES
Swansea
GERMANY
Grevenbroich
Töging
EUROPE
Monterrey
MEXICO
BRAZIL
Pindamonhangaba

IMCO, with 21 production facilities in the U.S., is the only aluminum and zinc recycler with a national footprint. The company's German and Wales plants are managed by VAW-IMCO and serve the European auto industry and other major aluminum markets. The Mexican facility serves the largest caster of cylinder heads and engine blocks in the Western Hemisphere while the Brazilian plant supplies that country's beverage can market.

through sophisticated sourcing of raw materials and through the use of scrap preparation equipment and proprietary furnace technologies. In addition, advanced pollution control equipment and procedures employed throughout the company's processing network assure that all materials are handled in an environmentally responsible manner.

The aluminum materials recycled by IMCO include dross (a by-product of the aluminum melting process), used beverage cans (UBCs) and other types of scrap. The company also processes new scrap such as turnings from production of auto wheels, engine blocks and heads and manufacturing scrap from can stock and can production.

INCREASING CUSTOMERS' PRODUCTIVITY

Many of the company's plants are located adjacent to or near major customers' facilities, thus allowing IMCO to become an integral part of their manufacturing systems. These locations allow the company to provide just-in-time delivery of molten metal by customized trucks. This delivery method lowers customers' energy, labor, maintenance and capital expenses as well as melt loss, thus strengthening their productivity. Over 80 percent of IMCO's annual aluminum processing capacity can be delivered in molten form. The locations of the company's plants are strategically important because the industry traditionally has been regionally constrained due to freight costs that limit the distance to which scrap and recycled materials can be shipped economically.

IMCO's annual aluminum processing volume is provided to the marketplace under tolling arrangements that involve the recycling of customer-owned materials in return for a fee, and through product sales which are carried out by purchasing scrap and


HOT
9260

IMCO is the recycling industry's leader in just-in-time delivery of molten aluminum by customized crucibles and trucks. This delivery method lowers customers' energy, labor, maintenance and capital expenses as well as melt loss and increases their productivity. Over 80 percent of the company's annual aluminum capacity can be delivered in molten form.

dross on the open market, processing it and selling the recovered metal. Tolling arrangements require minimal commitment of working capital and largely eliminate exposure to changes in the price of scrap and aluminum.

GROWTH IN THE TRANSPORTATION SECTOR

In recent years the proportion of annual aluminum volume accounted for by product sales has increased relative to tolling. This has occurred because most of IMCO's growth has been concentrated in the transportation market where product sales are the normal business practice.

When purchasing scrap in the open market for product sales, management attempts to reduce price risk by aligning metal purchases with metal sales, by hedging open metal positions to protect margins, and by limiting inventories to levels necessary to allow continuous operation of processing facilities.

Some 55 percent of the company's 2003 aluminum processing volume was provided to customers under tolling arrangements and 45 percent was provided through product sales. About 28 percent of the year's volume was delivered under long-term contracts, most of which include price escalators directly related to production costs such as labor, natural gas and supplies.

In 2003 about 36 percent of aluminum volume was delivered to the transportation sector and 30 percent was used in the containers & packaging market. The building & construction sector and the steel industry and others accounted for 19 percent and 15 percent of volume, respectively.

Aluminum is a Sustainable Resource


MINING
REFINING
PRIMARY PRODUCTION
PRODUCT MANUFACTURING
ALUMINUM RECYCLING
MATERIALS COLLECTION

Aluminum's superior sustainability derives from its versatility in product manufacturing and its ability to be repeatedly recycled with no loss of quality. Compared to the production of primary metal, aluminum recycling reduces energy usage and emissions. About two-thirds of all aluminum ever produced since 1886 is still in use.

Aluminum Adds Value For Vehicle Buyers

- Compared to traditional materials, aluminum provides greater value to auto and truck buyers because its use lowers fuel consumption and emissions, improves overall safety and performance, extends service (in part through less corrosion) and provides much higher end-of-life value.

- Fuel savings of six to eight percent are realized for every 10 percent weight reduction achieved through the use of aluminum.

- Cars and trucks made lighter through the use of aluminum accelerate faster, handle better and brake quicker than their heavier counterparts.

- Every pound of aluminum that replaces two pounds of steel in auto manufacturing reduces carbon dioxide emissions by up to 20 tons over the life of a vehicle.

- Increasing the aluminum content of cars and trucks allows designers to create lighter but larger vehicles with excellent safety characteristics. They have a low center of gravity which helps prevent rollovers and their greater size provides more space for better management of crash energy.

- Some 65 percent of aluminum used in autos is recycled metal sourced from both new and old scrap. About 90 percent of the aluminum in end-of-life vehicles is recycled to make new vehicle components.

In North America over the past 12 years the use of aluminum has doubled in cars. It has tripled in sport utility vehicles, light trucks and minivans which use more aluminum per unit than cars and have made up more than half of all sales in each of the last three years. The average amount of aluminum used in North American vehicles is expected to rise from 274 pounds in 2003 to about 318 pounds in 2010.



General Motor's multiple award-winning Vortec 4200 I6 is one of many new generations of all-aluminum engines. IMCO is a major supplier of aluminum alloys that GM uses for engine manufacturing. (Photo: General Motors)

Aluminum is now most commonly used for vehicle weight reduction in engine blocks and heads, wheels, hoods and closure panels such as trunk lids. The future amount of the metal used in autos and trucks will rise in part because aluminum will be increasingly used for more complex, value-added products. Several manufacturers are now producing a new generation of highly aluminum-intensive vehicles that employ the metal in frames, suspensions, bodies and safety systems.

There will soon be more scrap available from end-of-life vehicles that will be recycled and create further gains in the aluminum content of vehicles. This will occur because there will be more autos available for dismantling, and there will be more aluminum in those autos that must be recovered because of its high value. In addition, scrap recovery techniques will become more efficient, thus creating greater incentive for the use of recycled aluminum in vehicles.

A MAJOR SOURCE OF SUPPLY

IMCO will benefit from the greater use of aluminum in autos and trucks because its specialty alloys division is a major source of these materials that are required by vehicle manufacturers and their component suppliers. Alloys are aluminum combined with one or more other metals to provide specific desirable qualities such as increased strength, formability and wear resistance.

The company entered the specialty alloys industry in 1997 through acquisition and has expanded its participation in this business which serves the largest and fastest-growing aluminum market. This division constantly updates its processing technology in order to assure production of high-quality alloys and fully meets customer needs through a complete range of services.

The specialty alloys division has two facilities in Coldwater, Michigan. Three other plants are located in Saginaw, Michigan,

Shelbyville, Tennessee and Chicago Heights, Illinois. Their operations include the recycling of purchased scrap, toll processing of customer-owned materials and the alloying of primary aluminum. Scrap management programs conducted for customers help provide a reliable supply of metal for production of alloys.

The Coldwater facility, in operation since 1970, processes a wide variety of materials. Since many of its customers are located within a 150-mile radius, a majority of this plant's output is delivered in molten form. A nearby recycling facility processes dross, castings and turnings that are utilized by the Coldwater plant. The two facilities are managed as one operating unit.

Production from the Saginaw, Michigan alloying plant is used to supply General Motors Corporation (GM) under a 13-year contract first announced in 1999. This contract was recently amended to significantly increase the total amount of aluminum alloys to be provided to GM. The capacity of the Saginaw facility will be expanded by about 50 percent in 2004 in order to meet the terms of the amended contract. GM's nearby metal casting operation is using a greater amount of aluminum to manufacture engine components.

Since its acquisition in 1999, the Shelbyville, Tennessee facility has been upgraded, expanded and equipped with the capability to deliver molten metal. It serves nearby manufacturers of autos and vehicle components.

The Chicago Heights, Illinois plant processes dross from castings producers and vehicle manufacturers and also recycles many different types of scrap.



Aluminum figures prominently in Cadillac's bid to challenge its luxury-car competitors in the coupe/roadster market. The 2004 Cadillac XLR features engine, cradle, cockpit, braking and suspension substantially made from light-weight, high-strength aluminum. The XLR's extensive use of the metal gives it the lowest overall weight in its class. (Photo: General Motors)



The Ford F-150 is the top-selling vehicle in both the U.S. and the world and the 2004 model contains 15 percent more aluminum than the previous version. The metal is used in the pickup truck's cylinder head, suspension, wheels, hood and interior trim. The aluminum hood is a major component of Ford's extensive corrosion resistance program for the F-150. (Photo: Ford Motor Company)

Partial List of Aluminum-Intensive Vehicles

Acura NSX
Audi A8L
BMW Series 5
Buick Rendezvous
Cadillac XLR
Chevrolet Corvette
Ferrari 360 Modena
Ford Explorer
Ford F-150
GMC Envoy
Harley-Davidson V-Rod
Honda Insight
Jaguar XJ
Lamborghini Gallardo
Lincoln LS
Mazda RX-8
Mercedes Benz SL500
Mitsubishi Evo 8
Nissan Altima
Pontiac Bonneville
Porsche GT2
Rolls Royce Phantom
Subaru Impreza
Toyota Prius

Market Advantages of Aluminum Beverage Cans

- Aluminum cans create an impervious barrier that protects beverages from contaminants and greatly extends their shelf life.
- Aluminum cans conduct temperatures well so that they cool quickly and keep beverages cold for long periods.
- Aluminum cans are very light weight and thus significantly lower transportation costs.
- Aluminum cans resist corrosion and can be coated and embossed for functional and decorative purposes.
- Aluminum cans are easily recycled and, because of the energy savings they create, have a much higher redemption value and recycling rate than competing materials.
- The aluminum industry has continually strengthened its competitive advantage in beverage packaging by reducing the amount of aluminum needed to manufacture a can. Today, one pound of aluminum will make over 33 cans compared with 25 cans in 1975.

The aluminum can, which has a recycled metal content of over 50 percent, holds virtually all of the large and stable U.S. beverage can market. In addition, a majority of the beverage cans produced throughout the world are made of aluminum, and these containers are increasing their share of the global market in competition with other packaging materials.


For fizzier fresher taste, bring home cans.

"Not recycling cans isn't *like* throwing money away. It actually *is* throwing money away." Those words appeared on a poster that was part of an Aluminum Can Council campaign aimed at increasing the use and recycling of aluminum beverage cans. The campaign was carried out over a three-month period in four U.S. cities and included the use of radio and outdoor advertising as well as in-store can sales messages.

U.S. shipments of aluminum cans increased about fivefold from 1974 to 1994 but have remained at about the 100 billion units per year level over the past decade.

Because of its commitment to recycle every beverage can that is produced, the aluminum industry has helped establish a network of thousands of recycling centers throughout the U.S. which allow consumers to redeem used cans for cash. Each year individuals and groups are paid nearly $1.0 billion for recycling cans and other aluminum scrap. Since aluminum cans are by far the most valuable materials in the consumer-waste stream, the financial return from their recycling subsidizes the collection of other types of packaging in materials recovery facilities and municipal curbside programs.

Consumer participation in recycling has waned in recent years and the aluminum can recycling rate has declined from a record high of almost 68 percent in 1992 to about 50 percent. Even at that level, the rate remains well above those of competing materials. Advertising and public relations programs intended to raise awareness of the economic and environmental advantages created by greater use and recycling of aluminum cans are being carried out by the Aluminum Can Council which includes members of The Aluminum Association and the Can Manufacturers Institute.

Eleven states now mandate deposits on beverage containers and their recycling rates are significantly higher than those of states that do not require deposits. IMCO's management believes that state or federal container deposit legislation is necessary to avoid the waste of more than 50 billion aluminum cans per year that are now being landfilled instead of recycled.

ALUMINUM USE IN BUILDING & CONSTRUCTION

Aluminum's visual appeal and resistance to corrosion create many different applications of the metal in building & construction and infrastructure projects. The most common uses are in roofing, facades, curtainwalls, siding, gutters, downspouts and door and window frames. Also, large amounts of aluminum are used each year to deliver electricity through distribution networks to consumers. In infrastructure applications, the metal is used in bridges, highway signage and guard rails and sewage/ water treatment plants.

ALUMINUM RECYCLING OPERATIONS

Large aluminum product manufacturers who serve the containers & packaging, building & construction and transportation markets are supplied by the company's aluminum recycling plants. Much of the annual volume of these facilities is processed under contract tolling arrangements while the remainder involves product sales transactions.

The Uhrichsville, Ohio facility is IMCO's largest plant and the majority of its processing volume is delivered to Commonwealth Aluminum Corporation under a long-term contract. Molten metal is supplied to the customer's adjacent rolling mill which manufactures sheet for the building & construction, transportation and distribution markets. The Uhrichsville facility also casts deoxidation cones for the steel industry that are marketed by Rock Creek Aluminum, a wholly owned subsidiary, and it supplies other types of customers including diecasters and makers of auto components.

In 2003 the company signed a long-term contact with Metal Conversions Limited, Mansfield, Ohio, under which the Uhrichsville plant and other IMCO facilities are recycling this customer's aluminum materials and producing ingot, molten metal and deoxidation products.

Aluminum recycling plants in Loudon, Tennessee and Morgantown, Kentucky process customer-owned UBCs and dross and deliver molten metal to major can sheet rolling mills in their regions. The Morgantown facility also serves vehicle manufacturers and diecasters while the Loudon plant supplies a manufacturer of automobile brake calipers and other users of high purity alloys.

The Goodyear, Arizona facility recycles purchased dross and scrap. It also processes salt cake (a by-product of aluminum recycling) after the material is treated in a wet milling process that concentrates the aluminum content. The recovered metal is sold on the open market. Aluminum oxide produced by the wet milling process is further treated and sold for use in manufacturing Portland cement. The Arizona facility also recycles auto-related turnings and borings as well as other scrap under tolling arrangements.

In Oklahoma the Sapulpa plant processes dross and scrap from primary smelter operations and serves a diverse group of other customers. It also casts deoxidation cones for Rock Creek Aluminum.

The Post Falls, Idaho plant supplies various aluminum products manufacturers and also processes scrap as well as dross and other primary smelter by-products. This facility has been operating below capacity due to the shutdown of customers' plants in the Pacific Northwest.

In 2003 operations at the Rockwood, Tennessee plant were temporarily suspended and the Wendover, Utah facility was permanently closed.

IMCO and Reilly Industries each own 50 percent of the SALTS joint venture in Utah that recycles salt cake from the Idaho plant and other sources into concentrates and clear brine.

SERVING THE STEEL INDUSTRY

Through Rock Creek Aluminum, Inc., which operates two Ohio plants, the company supplies many of the nation's large integrated steel mills and minimills with a variety of aluminum products that are ultimately used as metallurgical additions in the steelmaking process. These products include slag conditioners, deoxidizers, desulphurizers and hot topping compounds. Aluminum is the material of choice for deoxidation of steel because it provides an ideal combination of high reactivity with respect to oxygen and excellent stability for transportation and storage.



The Uhrichsville, Ohio facility is IMCO's largest plant and a majority of its output is supplied in molten form to Commonwealth Aluminum Corporation's adjacent rolling mill under a long-term contract. The customer's mill manufactures sheet products for three major markets.

Significant Expansion Of International Operations

The scope of the company's international activities was greatly increased in 2003, mainly through the acquisition of full ownership in VAW-IMCO of Germany, Europe's leading recycler of aluminum casting alloys.

VAW-IMCO operates foundry alloy and aluminum recycling facilities in Grevenbroich and Töging that specialize in toll processing of chips, turnings, auto scrap and dross. These plants are a leading supplier of specialty alloys to the European auto industry. The average aluminum content of vehicles manufactured by these companies is expected to rise from the current level of less than 200 pounds to about 270 pounds in 2010. VAW-IMCO also serves the building & construction, containers & packaging and other aluminum markets.

Since its formation in 1996, the rated annual capacity of this now wholly owned subsidiary has been significantly increased and its productivity greatly improved through the installation of IMCO-designed furnaces. These expansions have allowed a broadening of the markets served by VAW-IMCO. Its volume and efficiency are expected to increase again in 2004 due to the operation of new furnaces recently installed at the Grevenbroich and Töging facilities. In addition, in late 2003 VAW-IMCO acquired an aluminum recycling furnace and other assets previously owned by a major customer which are located at and adjacent to the Grevenbroich plant. The furnace will continue to be used to process material for the customer under a long-term contract.



VAW-IMCO's annual processing capacity has been increased by 40 percent since 1998 through the installation of IMCO-designed recycling furnaces. Capacity will rise again in 2004 after the recent installation of new furnaces at both of VAW-IMCO's German facilities.

Both of VAW-IMCO's facilities have earned QS 9001 and ISO 14001 certifications for product quality and environmental management. They also have met all specifications for quality set by the German auto industry. In 2003 the Töging facility was named "Plant of the Year" in the category of "Innovative Production Technology" by ***Production***, a German industry newspaper.

VAW-IMCO has implemented an integrated management system, called ProMys, that merges quality assurance, safety and health and environmental operations as well as the continuous improvement process into one system.

Through its technical specialists, VAW-IMCO provides consulting services to improve customers' operations, and its laboratories carry out special materials testing, microstructural analysis, optimization and development of casting alloys and casting defect analysis. Just-in-time delivery of molten metal is provided to large customers in the auto and other markets.

The management of VAW-IMCO now directs all of the company's European activities including the operation of IMCO's wholly owned aluminum recycling plant in Swansea, Wales. This facility supplies molten metal under a long-term contract to a major rolling mill and also serves other aluminum products manufacturers. In 2003 new equipment was installed at the Wales plant that is allowing it to produce deoxidation cones for the steel industry and foundry alloys for auto manufacturers and the building & construction market. In addition, labor costs are


...the faster aluminium

VAW-IMCO promotes its capabilities and products by participating in major industry trade fairs. The Formula One racecars of Bayerische Motoren Werke AG (BMW) and DaimlerChrysler AG, both customers of VAW-IMCO, were included in the company's display at this fair held in Dusseldorf in 2003. VAW-IMCO recently was awarded a long-term contract to recycle magnesium that BMW will use to manufacture a new type of engine block. Other major customers include Alcan Deutschland GmbH, Aluminium Norf GmbH, Ford Werke AG and Hydro Aluminium Deutschland GmbH.

being reduced and productivity is being improved at this facility.

SERVING THE MEXICAN AUTO INDUSTRY

In 2001 the company's then 85 percent-owned subsidiary, IMCO Reciclaje de Nuevo Leon, S. de R.L. de C.V., began operating a facility in Monterrey, Mexico that recycled aluminum alloy dross and scrap under a contract with a nearby plant owned by NEMAK, S.A. This customer's facility is the largest caster of cylinder heads and engine blocks in the Western Hemisphere.

The subsidiary was awarded a long-term contract by NEMAK in 2002 and it then expanded and modernized its processing plant using proprietary recycling furnaces redeployed from IMCO's U.S. operations. In October 2002 the subsidiary was awarded a separate contract to operate a rotary furnace owned by NEMAK which is located at the customer's facility. This contract has been extended into 2004.

In late 2003 the company acquired full ownership of IMCO Reciclaje de Nuevo Leon which significantly increased its processing volume during the year, in part by serving other product manufacturers. The subsidiary is currently equipping its plant to deliver molten metal and small ingot. Management expects further increases in the volume that this facility provides to NEMAK and also expects to secure additional tolling business in Mexico.



In 2003 the company acquired full ownership of its Mexican subsidiary which operates a recently upgraded and expanded processing facility. It utilizes furnaces redeployed from IMCO's U.S. operations and recycles aluminum alloy dross and scrap for a nearby customer plant that is the largest caster of cylinder heads and engine blocks in the Western Hemisphere.

BRAZILIAN FACILITY OPERATIONS

Processing volume also rose in 2003 at IMCO's aluminum recycling facility located in the city of Pindamonhangaba, state of Sao Paulo, Brazil. This is a modern plant equipped with beverage can shredding and delacquering capabilities and two recycling furnaces. Output of the facility is being used to meet the terms of long-term contracts to supply Brazil's only can sheet rolling mill and a plant owned by a large manufacturer of aluminum cans.

U.S. ZINC CORPORATION

Because of its use in an increasing range of industrial markets, zinc has become the world's fourth most widely used metal after iron, aluminum and copper. The U.S. is the world's leading consumer of the metal and recycled zinc accounts for about 40 percent of total domestic supply, Globally, about 80 percent of zinc resources available for recycling are recovered and this activity provides over 30 percent of world supply.

Like aluminum, zinc can be repeatedly recycled with no loss of its physical or chemical properties. The largest and most important use of zinc is in galvanizing of steel to prevent corrosion, a process that greatly extends the life of that metal.

U.S. Zinc Corporation, a wholly owned subsidiary headquartered in Houston, Texas, operates seven U.S. production facilities that make it one of the world's largest zinc recyclers. It purchases zinc-bearing secondaries from its galvanizing customers, thus giving them a ready outlet for sale of their by-products. These secondaries are recycled along with other zinc materials and then are combined with primary metal to manufacture three value-added products.

- Zinc oxide produced at plants in Clarksville and Millington, Tennessee as well as Hillsboro, Illinois is used in the vulcanizing of tires and other rubber products and also is sold to the pharmaceutical, electronics, ceramics and export markets.
- Zinc dust produced in Houston is a primary component in corrosion-resistant industrial paints, coatings and specialty chemicals and is used in the mining industry.
- Zinc metal produced in Houston, Coldwater, Michigan and Spokane, Washington is sold to galvanizers for corrosion protection of steel used in vehicles, commercial and residential construction and appliance manufacturing.



The life of steel used in appliances and other durable goods, vehicles, building and other products is extended by a factor of five through galvanizing with zinc metal. U.S. Zinc Corporation produces zinc metal and other value-added products at seven U.S. facilities. Like aluminum, zinc can be recycled indefinitely without losing its physical or chemical properties.

U.S. Zinc places great emphasis on quality control as well as customer service. On-site laboratories at its production facilities provide thorough analysis of incoming materials as well as end products. A broad range of options for packaging and delivery of zinc oxide and zinc dust is provided in order to maximize customer productivity.

MANAGEMENT, PRODUCT AND ENVIRONMENTAL QUALITY

Through programs conducted by the International Organization for Standardization (ISO), many of the company's facilities have earned certifications that their management, production and environmental systems meet strict guidelines that assure delivery of consistent and reliable products.

ISO is a worldwide federation of national standards bodies headquartered in Geneva, Switzerland. More than 90 countries are members. The standards established by its programs add value to all types of business operations by making the development, manufacturing and supply of products and services more efficient, safer and cleaner.

The certifications earned by IMCO's plants were awarded after audits of their operations by independent organizations whose endorsements are respected in the marketplace as totally objective. Some of these certifications are required by large customers such as auto manufacturers and their suppliers. Many of the methodologies employed by certified facilities are used at plants where certification is not required by customers.







Michigan Safety & Health Achievement Recognition Program
SHARP AWARD
As Approved
IMCO Recycling Inc.
South Plant - Coldwater
MIOSHA



Safety
PAYS

IMCO RECYCLING FACILITIES ARE RECOGNIZED FOR THEIR SUPERIOR SAFETY PERFORMANCE

The outstanding leadership provided by the safety committees of the Coldwater, Michigan and Sapulpa, Oklahoma aluminum recycling facilities has earned major safety awards for their plants.

The Coldwater facility became the first industrial plant in the state to receive the Michigan Safety and Health Achievement Recognition Program (SHARP) award. The state established this program to recognize employers who have achieved safety and health excellence far beyond their peers. Each day the employees of the Coldwater plant handle several hundred thousand pounds of molten aluminum with a temperature of over 1,400 degrees F.

After two years in which its total case incident rate was well below the Bureau of Labor Statistics national average for facilities of its type, the Sapulpa plant achieved SHARP status with the Occupational Safety and Health Administration (OSHA). The receipt of SHARP status means that OSHA has recognized that the Sapulpa facility anticipates safety problems rather than simply reacting to them, and that it has put procedures in place to ensure that hazards are identified and corrected quickly and effectively. Plants with SHARP status are exempt from programmed OSHA inspections for each year the certification is maintained.

IMCO's facilities provide reliable chemical analysis of customers' recycled metal through the use of sophisticated instrumentation and daily statistical process control calibration programs. Technical management also conducts tests with customers to improve combined dross recycling processes and to strengthen metal recovery, quality and chemistry, all of which enhance customer value.

In addition to reviewing processes and material flow, management helps customers improve the manner in which materials are handled at their plants in order to raise metal recovery and overall productivity. Customers also are assisted in setting up metal fluxing and filtration systems that assure initial metal quality is high and remains acceptable throughout their production system.

INFORMATION TECHNOLOGY SYSTEM

The company utilizes an Enterprise Resource Planning (ERP) software solution that fully aligns IMCO's information technology system with management's business strategy. ERP is a technology industry term for the broad set of activities supported by multimodule application software which help a business manage critical parts of its operations. This system provides these major benefits:

- organization-wide visibility of operational and financial information and real-time access to key performance data;
- increased throughput at operating facilities by availability of accurate and timely presentation of plant level activity;
- reduction of costs through standardization of manufacturing processes and the sharing of best operating practices;
- the ability to better support electronic data interchange (EDI) and electronic commerce with customers and suppliers;
- the ability to quickly assimilate acquisitions and new plants using highly flexible financing and manufacturing modules; and
- assurance of continuity of business through the creation of a second data center in Houston to which computer operations would be transferred in the event of a disaster.

STRENGTHENING USE OF MAJOR PRODUCTS

The U.S. aluminum industry is the world's largest with annual product sales of about $39.0 billion. The industry operates over 200 plants in 35 states with about 145,000 employees and an annual payroll of some $5.0 billion.

IMCO is an active member of The Aluminum Association, Inc., the trade association for U.S. and foreign-based producers of primary aluminum, recyclers, semi-fabricated products manufacturers and suppliers to the industry. From its headquarters in Washington D.C., the association provides leadership to the industry through programs and services that aim to enhance aluminum's competitive position, remove impediments to its fullest use and assist in achieving the industry's environmental, societal and economic objectives. Many member companies conduct business worldwide.

The association aggressively promotes the growth of the aluminum industry globally by:

- developing, maintaining and promoting global standards that achieve customers' requirements for aluminum product applications;
- representing the interests of its membership to the U.S. and foreign governments;
- providing research and education to actively address community and employee environmental, health and safety issues;
- gathering and presenting data, statistics and other information about the aluminum industry in an accurate and timely manner; and
- leveraging industry strength through establishment of appropriate domestic and global alliances.

Richard L. Kerr, president of IMCO's aluminum operations, has served as chairman of The Aluminum Association and is a member of its board of directors. He was the first chairman of the association employed by an aluminum recycler.

The company also is a member of the Institute of Scrap Recycling Industries (ISRI). This organization's programs help members operate in an efficient and environmentally responsible manner. These activities also create greater public awareness of the important role that recycling plays in world production of goods and services.

Members of IMCO's management are active in the light metals division of the Minerals, Metals & Materials Society. The mission of the society is to advance the state of technology in all phases of the production and use of aluminum and other nonferrous metals. It also assists in the professional development of members through technical programming, educational seminars and publications.



Advanced environmental equipment and procedures are used throughout IMCO's operations to assure compliance with federal and state regulations. By-products and airborne materials captured by control equipment are placed in company-owned and permitted landfills.

U.S. Zinc is a member of the American Zinc Association and the International Zinc Association. These organizations provide technical support to members and promote the use of zinc by educating key audiences and the general public about the benefits created by use of the metal.

RECYCLED CANS BUILD HABITAT HOMES

Since 1997 The Aluminum Association and Habitat For Humanity International have operated a program in which funds raised from recycling of aluminum cans are used to buy building materials for construction of affordable homes for low-income families.

The "Aluminum Cans Build Habitat For Humanity Homes" program includes a grassroots network of nearly 600 local Habitat affiliates nationwide. Since its inception, the program has been responsible for the recycling of about 7.5 million pounds of cans, earning some $2.6 million.

Families who benefit from the program must participate in building the Habitat Homes along with the volunteers. Here are steps you can take to support this program.

- Check out The Aluminum Association's website at **www.aluminum.org** for more information on the program and recycling benefits and procedures.
- Start collecting cans and go to the web site **www.earth911.org** to find the nearest recycling center where you can drop off cans and donate the proceeds.
- Find your local Habitat for Humanity affiliate at **www.cansforhabitat.org** and learn how to get involved in building homes for families in need.

THE ENVIRONMENT AND SAFETY

IMCO's management is fully committed to operating all of its processing facilities in an environmentally responsible and safe manner that protects its customers, employees and plant communities.

The services and products provided by the company reclaim valuable materials, thus creating important savings in energy and raw materials usage as well as landfill disposal, all of which reduce the impact of industrial activity on the environment.

Advanced pollution control equipment and procedures are used at all processing facilities in order to fully comply with applicable environmental regulations. The company's operations meet the federally mandated MACT (maximum available control technology) requirements. This program sets minimum standards for emissions, control equipment and operations. Actions required for compliance included emission testing and installation of monitoring equipment.

The Saginaw, Michigan aluminum alloys facility has been recognized as a "Clean Corporate Citizen" by the state's Department of Environmental Quality. To qualify for this designation, candidates must adopt a facility-specific environmental management system and active pollution prevention initiatives.

IMCO's employees and management believe the first priority in plant operations is to reduce workplace injuries and accidents to the lowest possible level. Important progress toward this goal is being achieved through an aggressive safety program that stresses site-and job-specific training in safety procedures and designed-in safety of furnaces. In 2003 IMCO's processing facilities operated more safely than in any previous year and their incidence rate was well below the national average for plants of their type.

PRODUCTIVITY ENHANCEMENT PROGRAM

IMCO has in place a program that evaluates and, where appropriate, implements the use of new or modified equipment and processes that lower operating costs and otherwise improve efficiency of the company's aluminum and zinc facilities. The program has been successful in significantly increasing the overall productivity of processing operations with only nominal capital expenditures. For example, manpower productivity as measured by pounds processed per employee has risen over the last four years because of equipment and processing improvements as well as in-depth training of employees.

Natural gas consumption by furnace burners is the company's largest energy usage and is a major component of operating costs. Following development of a multifaceted approach to improving burner efficiency, virtually all of IMCO's operating rotary furnaces have been equipped with retrofit burner technology that lowers energy usage without large capital spending. Progress also has been made in raising the energy efficiency of reverberatory furnaces.

Extensive work has been done to make existing furnaces more productive through the modification of their equipment and controls. In addition to the installation of the retrofit burner technology, improvements have been made in environmental systems, charging methods, molten metal handling equipment and process control equipment.

New rotary furnaces with proprietary technology developed by the company use significantly less energy than existing units while raising productivity. All greenfield plants built in the future will use this type of furnace.

MAXIMIZING FURNACE PERFORMANCE

During 2002 technical management continued a furnace benchmarking program that included all U.S. aluminum facilities as well as those in Europe and Brazil. The purpose of this study was to identify the "best practices" used at each plant. The study also tested the performance of each newly modified furnace system to verify that the capital expenditures involved accomplished their stated objective.

In 2003 the results of the program were used to incorporate the best features of the furnaces studied into the operations of all facilities. These changes included installation of new equipment and improvements in the manner in which operators are allowed to control furnaces.

Technical management also conducted the following activities during 2003.

- Assessments of all North American aluminum plants were carried out in order to verify they were following IMCO's "best practices" in the areas of production, environmental control, molten metal handling, quality systems and inventory management.
- Quantometer training classes that ensure reliable chemical analysis by stressing equipment maintenance and analytical methodology were provided to all North American aluminum recycling plants. All quantometers were evaluated for accuracy and precision.
- Process training classes were presented to help facility managers and supervisors fully understand the underlying physics and chemistry involved in the aluminum recycling process.

The company continues to be an active member of the Center for Aluminum Technology at the University of Kentucky's College of Engineering. Here IMCO is involved in two research projects concerning energy efficiency and molten aluminum oxidation. These projects are funded by a consortium of aluminum companies, the Center for Aluminum Technology, several national laboratories and the U.S. Department of Energy, Office of Industrial Technology.

In 2003 two joint research projects were initiated with Oak Ridge National Laboratory that gave IMCO access to highly capable researchers and advanced equipment at no cost. These projects were concentrated in the areas of ingot cleanliness and on-line moisture detection and measurement in scrap.

GOAL OF "CLOSED-LOOP" PRODUCTION

The aluminum recycling process used at most of the company's facilities generates salt cake, a by-product that is not classified as a hazardous waste, and airborne particulates which are captured by pollution control


IMCO Recycling's Diversified Markets
RECYCLED ALUMINUM
Auto & Truck Components
Beverage Can Stock
Building & Construction Products
Steel Deoxidation Products
RECYCLED ZINC
Tires & Rubber Products
Corrosion-Resistant Industrial Paints
Galvanized Steel
Chemical & Mining

equipment. These solid wastes are disposed of in permitted landfills. One of management's priorities is to develop a "closed-loop" production system that would reclaim valuable materials, allow the reuse of fluxes and eliminate all wastes.

The company presently arranges for the recycling of its salt cake generated in Europe and is exploring the installation of salt cake recycling facilities in the U.S.

Much of the salt cake now generated by IMCO's U.S. operations is brought to a processing facility at the Kentucky plant site where residual aluminum is recovered through materials separation technology. After processing, the salt cake residue is placed in a company-owned landfill that is built to hazardous waste landfill standards. The treatment and disposal of salt cake in this manner lowers the amount of material that is landfilled and helps protect customers from the possibility of future cleanup liability.

Evaluation of a "wet" process for salt cake recycling currently used in Europe was conducted during 2003. Meetings with an engineering firm were held to better understand the process, its design and equipment selection, and visits to an operating plant which uses the system were made. Because of the lack of viable landfill options in Europe, the price of the wet process is competitive there but would not be in the U.S. where low-cost landfilling is available. Further studies of salt cake recycling alternatives will be carried out.

LABOR RELATIONS

The company had 1,788 employees at the end of 2003, up 10 percent from a total of 1,627 a year earlier. This increase occurred because of the acquisition of full ownership of VAW-IMCO and a rise in the number of employees at the Mexican facility. Total domestic employment declined in 2003 due to layoffs of production and maintenance workers at facilities that were temporarily closed or operating below capacity.

Some 1,316 employees are engaged in production and maintenance activities and 472 employees work in the administrative and supervisory area. Employees at five production facilities are represented by collective bargaining groups as set forth below.

- Production and maintenance workers at the Hillsboro, Illinois plant are represented by the Laborers International Union of North America under an agreement that expires in February 2005.
- Production and maintenance workers at the Saginaw, Michigan plant are represented by the United Auto Workers under an agreement that expires in September 2005.
- Production and maintenance workers at the Uhrichsville, Ohio plant are represented by the United Mine Workers of America under an agreement that expires in January 2005.
- Production and maintenance workers at the Grevenbroich, Germany and Töging, Germany plants are represented by the Industry Trade Union for Mining, Chemical and Energy under agreements that expire in April 2004 and May 2004, respectively.

There have been no work stoppages at the company's facilities over the last 17 years and labor relations with employees have been satisfactory.

Financial Review

In 2003 net earnings were $4,971,000 or $.33 per common diluted share. These results include fourth quarter gains of $6,438,000 after tax from early extinguishment of debt and from a foreign currency transaction. The gains were partially offset by fourth quarter charges totaling $3,838,000 after tax. The charges include the write-off of the Wendover, Utah aluminum recycling facility which was permanently closed and write-downs of certain other properties held for sale. The combination of the above items resulted in a gain of $2,600,000 or $.17 per share after tax.

In 2002 earnings before the cumulative effect of a required change regarding accounting for goodwill were $6,864,000 or $.47 per share. After the cumulative effect of the required accounting change, which was recognized in the first quarter, the company had a net loss of $51,866,000 or $3.54 per share.

Net Earnings
(000 dollars except earnings per share)

	2003	2002	2001
Earnings (Loss) Before Accounting Change	$ 4,971	$ 6,864	$(2,722)
Cumulative Effect of Accounting Change	—	(58,730)	—
Net Earnings (Loss)	$ 4,971	$(51,866)	$(2,722)
Per Share:			
Basic Earnings (Loss) Before Accounting Change	$ 0.34	$ 0.47	$ (0.18)
Cumulative Effect of Accounting Change	—	(4.04)	—
Basic Earnings (Loss)	$ 0.34	$ (3.57)	$ (0.18)
Diluted Earnings (Loss) Before Accounting Change	$ 0.33	$ 0.47	$ (0.18)
Cumulative Effect of Accounting Change	—	(4.01)	—
Diluted Earnings (Loss)	$ 0.33	$ (3.54)	$ (0.18)

In 2003 the company began reporting separate segment results for its international aluminum activities because of the March 1 acquisition of effective full ownership of VAW-IMCO whose financial results had been reported under the equity method of accounting but are now consolidated into the company's accounts. Other international operations also were expanded in 2003. Prior period results have been reclassified to reflect the international aluminum segment. See Note M — "SEGMENT INFORMATION" of Notes to Consolidated Financial Statements.

Processing volume at domestic aluminum and zinc recycling facilities was negatively affected in both 2003 and 2002 by the prolonged weakness in U.S. industrial activity. Aluminum recycling volume was negatively affected in both years by shutdowns of customer production facilities in the Pacific Northwest, and by historically low levels of collection and recycling of used aluminum beverage cans.

In addition to the factors mentioned above, financial results in 2003 compared with 2002 were affected by these developments:

- income of the international aluminum segment increased significantly while income from the domestic aluminum segment declined by 64 percent and income from the zinc segment rose 33 percent;
- general and administrative expense, interest expense and costs for natural gas all moved higher; and
- interest and other income increased and a tax benefit was recorded compared with a tax provision.

Financial results in 2002 compared with 2001 benefited from these factors:

- income of the domestic aluminum segment rose because of reductions in operating costs, better productivity and higher sales and profit margins in specialty alloys;
- income of the zinc segment increased due to cuts in management, administrative and operating costs and the absence of the cost of closing a trading office in Germany; and
- the use and costs of natural gas declined, borrowing costs moved lower and smaller additions were made to the reserve for doubtful accounts related to customer bankruptcies.

IMCO adopted the Financial Accounting Standard Board's Statement No. 142, "ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLES" (SFAS No. 142), effective January 1, 2002.

Under the purchase method of accounting, when the cost of an acquisition exceeds the fair market value of the net assets acquired, then the excess, or goodwill, is recorded on the balance sheet. This occurs because the total benefit expected to be derived from an acquisition exceeds the fair market value of its net assets. The goodwill is then amortized using the straight-line method over a period not exceeding 40 years and is shown as an expense on the Statements of Operations.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. As a result, in 2002 the company engaged an independent third party to assist in the valuation of its business units' equity. The valuation determined that the carrying value of IMCO's assets exceeded their fair market value by $58,730,000 or

$4.01 per diluted share after tax for fiscal 2002. See Note P — "GOODWILL" of Notes To Consolidated Financial Statements.

SEGMENT REPORTING

The company reports financial results for its domestic aluminum, international aluminum and zinc segments in accordance with the Financial Accounting Standards Board's Statement No.131, "Disclosure about Segments of an Enterprise and Related Information." Reportable segments are defined as components of an enterprise about which separate, discrete financial information is available for evaluation.

The domestic aluminum segment includes all of the company's aluminum recycling, alloying, brokering and salt cake recovery activities within the U.S. The international aluminum segment includes all of the company's aluminum recycling, alloying and brokerage activities outside the U.S. The zinc segment includes all of the company's zinc recycling, product manufacturing and brokerage activities.

Segment Volume
(000 pounds)

	2003	2002	2001
Domestic Aluminum	1,938,777	2,144,798	2,212,516
International Aluminum	778,810	157,849	126,462
Zinc	238,441	233,372	215,009
Total	2,956,028	2,536,019	2,553,987

Total aluminum and zinc processing volume was 17 percent higher in 2003 than in 2002. This increase was almost entirely due to a sharp rise in volume of the international aluminum segment which more than offset a drop in volume of the domestic aluminum segment. Volume of the zinc segment in 2003 was slightly above the prior year level.

In 2002 total aluminum and zinc processing volume about equaled 2001 volume as increases in specialty alloys, international aluminum and zinc volume offset a decline in domestic aluminum recycling.

Segment Revenues
(000 dollars)

	2003	2002	2001
Domestic Aluminum	$ 479,585	$ 505,683	$ 490,616
International Aluminum	256,386	23,952	20,629
Zinc	156,044	157,533	178,092
Total	$ 892,015	$ 687,168	$ 689,337

Revenues are made up of tolling fees earned for processing of customer-owned materials, and of product sales that involve purchasing scrap on the open market, processing it and selling the recovered metal. Product sales provide much more revenue per pound than do tolling fees because they include the cost of the metal sold. Both types of transactions have historically provided about the same gross profit per pound processed, so volume is a more important measure of IMCO's performance than are revenues.

In 2003 total revenues were up 30 percent from the prior year level because of the rise in volume and because the majority of VAW-IMCO's volume is based on product sales.

In 2002 total revenues were essentially unchanged from those of 2001 as domestic aluminum segment revenues moved up three percent due to greater sales of specialty alloys and zinc segment revenues declined about 12 percent because of lower prices.

Segment Income (Loss)
(000 dollars)

	2003	2002	2001
Domestic Aluminum	$ 12,621	$ 34,938	$ 24,061
International Aluminum	17,310	1,536	5,437
Zinc	4,895	3,677	(20)
Total	$ 34,826	$ 40,151	$ 29,478

Total 2003 segment income declined by 13 percent compared with that of 2002 as the domestic aluminum segment experienced a decrease that more than offset a significant rise in the income of the international aluminum segment and a 33 percent improvement in the income of the zinc segment. The domestic aluminum segment income decline resulted from the write-off of the Utah plant, from a write-down of property held for sale, and from a 10 percent decrease in the combined volume of U.S. aluminum recycling and specialty alloys facilities. In addition, profit margins at specialty alloys plants declined because of the scarcity and high cost of scrap. The sharp increase in the income of the international aluminum segment was due to the consolidation of VAW-IMCO and to greater volume at VAW-IMCO and the Brazilian and Mexican facilities. Income of the zinc segment improved primarily because of a rise in the zinc price and greater furnace efficiency.

In 2002 total segment income rose 36 percent over 2001's segment income as domestic aluminum segment income increased 45 percent and the zinc segment became profitable after recording a loss in 2001. The rise in domestic aluminum segment income was due to reductions in plant operating costs and better productivity that raised gross profit per pound processed. In addition, sales and profit margins in specialty alloys moved higher. The performance of the zinc segment improved because of cuts in management, administrative and operating costs and the absence of the cost of closing the trading office in Germany.

Equity In Earnings
(000 dollars)

2003	2002	2001
$ 789	$ 2,403	$ 3,131

In 2003 equity in earnings of affiliates reflected results of the company's 50 percent ownership interest in the VAW-IMCO joint venture for the first two months of the year.

It also reflected the 50 percent ownership in the SALTS joint venture in Utah. Equity in earnings of affiliates is included in income of the international aluminum and domestic aluminum segments and declined in 2003 because of the consolidation of VAW-IMCO's accounts on March 1.

In 2002 equity in earnings of affiliates was lower than in the prior year due to decreased volume and profit margins in VAW-IMCO's specialty alloys business.

Unallocated Corporate Items
(000 dollars)

	2003	2002	2001
General & Administrative	$ 20,353	$ 17,988	$ 15,478
Amortization	–	–	4,299
Fees on Receivables Sale	843	1,698	3,372
Interest Expense	15,806	9,727	11,038
Interest & Other Income	(6,678)	(530)	(70)
Total	$ 30,324	$ 28,883	$ 34,117

General and administrative expense increased in 2003 because of the acquisition of full ownership in VAW-IMCO and because certain professional and legal fees were paid. In 2002 general and administrative expense was higher than in 2001 primarily due to greater employee costs.

Fees on receivables sale, which were incurred under a former receivables purchase and sale facility, declined in 2003 because the facility was terminated in the debt refinancing that was completed in October. In 2002 fees on receivables sale decreased mainly because of lower interest rates.

The October refinancing and the acquisition of full ownership in VAW-IMCO caused interest expense to rise in 2003. Interest expense moved lower in 2002 compared with 2001 as debt reduction and a decrease in interest rates more than offset the cost of new debt assumed through the purchase of the Brazilian aluminum recycling plant.

Interest and other income increased in 2003 because it included the gain on early extinguishment of debt, partially offset by certain of the charges incurred in the year. In 2002, interest and other income increased due to a higher amount of cash held in short-term interest bearing accounts awaiting use for corporate purposes.

Net Earnings (Loss) Before Income Taxes
(000 dollars)

2003	2002	2001
$ 4,502	$ 11,268	$(4,639)

Segment income less unallocated corporate expenses equals reported net earnings before income tax provisions or benefits and minority interests as reported in the company's Consolidated Statements of Operations.

Tax Provision (Benefit)
(000 dollars)

2003	2002	2001
$ (1,029)	$ 3,843	$ (2,243)

A tax benefit was realized in 2003 because of the write-off and write-downs incurred during the year and because the gain from prepayment of the VAW-IMCO share redemption liability was not taxable.

The company had a tax provision in 2002 compared with a benefit in the prior year because it recorded earnings before income taxes.

LIQUIDITY AND CAPITAL RESOURCES

The company has historically financed its operations and capital improvements with internally generated cash and available credit facilities. Acquisitions and capacity expansions have traditionally been financed with a combination of funds from long-term borrowings and stock issuances.

2003 IMCO Recycling Financing
(000 dollars)

	2003
10 3/8% Senior Secured Notes due 2010	$ 208,751
Senior Secured Revolving Credit Facility	32,991
Other Debt	14,451
Total Debt	$ 256,193

In October 2003 the company refinanced virtually all of its debt through the sale of $210,000,000 of 10 3/8% senior secured notes due 2010, and the arrangement of a new, four-year $120,000,000 senior secured revolving credit facility. Other debt of $14,451,000 listed in the above table mainly consists of environmental control revenue bonds.

Proceeds from the sale of the notes and initial borrowings under the new senior revolving credit facility were used to repay amounts outstanding under the former senior credit facility; to repay certain foreign debt (including the redemption liability for the shares of VAW-IMCO that were owned by the company's former partner); to repurchase trade receivables previously sold under the receivables purchase and sale agreement and to terminate that agreement; and to pay fees and expenses resulting from the transaction.

Total debt was higher at December 31, 2003 than at the end of the prior year because of a greater amount outstanding under the revolving credit agreement before the refinancing, and because of the addition of the debt of VAW-IMCO. About half of the additional VAW-IMCO debt resulted from the share redemption liability.

The October refinancing will increase interest costs in 2004 by about $7,000,000 from the 2003 level but it simplifies the company's capital structure, consolidates total debt into long-term arrangements, provides funds for growth and improves liquidity.

The 10 3/8% notes were sold at an issue price of 99.383% and mature on October 15, 2010. Interest will be payable on April 15, and October 15 of each year with the first interest payment date being April 15, 2004. Some or all of the notes may be redeemed at any time after October 15, 2007. In addition, up to 35 percent of the notes may be redeemed using the proceeds of certain equity offerings completed before October 15, 2006.

2002-2001 IMCO Recycling Financing
(000 dollars)

	2002	2001
Revolving Credit Agreement		
Availability	$ 160,000	$ 160,000
Outstanding	$ 94,000	$ 110,500
Other Debt and Notes Payable	22,045	14,814
Total Balance Sheet Debt	$ 116,045	$ 125,314
Receivables Purchase and Sale Agreement		
Receivables Securing Borrowings	$ 77,218	$ 81,652
Outstanding	$ 61,300	$ 65,300
Total	$ 177,345	$ 190,614

The company's total debt outstanding at the end of 2002 was made up by a long-term revolving credit agreement with a group of banks, other debt that consisted of environmental control revenue bonds and short-term notes payable, and a receivables purchase and sale agreement.

The long-term revolving credit agreement required only interest payments until December 31, 2003 when the agreement was to expire. At December 31, 2002 the $94,000,000 outstanding under the agreement was reclassified as "current portion of long-term debt" because the agreement was to expire in less than one year. The agreement had a variable interest rate.

Other debt increased in 2002 because of the addition of $7,400,000 in short-term notes payable related to the acquisition during the year of the Brazilian aluminum recycling plant. Other debt also included about $14,400,000 in long-term environmental control revenue bonds.

The receivables purchase and sale agreement also was scheduled to expire in late 2003. Under that agreement, the company was able to sell eligible portions of accounts receivable and receive a percentage of their value in cash. In accordance with accounting rules, the total accounts receivable shown on the balance sheet were reduced by the amount of receivables securing borrowings under the receivables purchase and sale agreement. The expense for this agreement is shown on the income statement as "Fees on Receivables Sale." See Note C — "SALE OF RECEIVABLES" of Notes to Consolidated Financial Statements.

IMCO Recycling Inc. Financing Costs
(000 dollars)

	2003	2002	2001
Interest Expense	$ 15,806	$ 9,727	$ 11,038
Fees on Receivables Sale	843	1,698	3,372
Total Financing Costs	$ 16,649	$ 11,425	$ 14,410

Total financing costs increased in 2003 due to greater overall borrowing, to higher interest costs resulting from the October refinancing, and to the addition of debt of VAW-IMCO. Fees on receivables sale declined because of the termination of the receivables purchase and sale agreement.

In 2002 total financing costs moved lower due to declines in interest rates and to a decrease in total borrowings outstanding. See Note G — "LONG-TERM DEBT" of Notes to Consolidated Financial Statements.

The current ratio improved to 1.8 to 1 at the end of 2003 from 0.5 to 1 at the end of 2002.

CASH FLOWS FROM OPERATIONS

Cash flows from operating activities are generally the result of net income, deferred taxes, depreciation and amortization, and changes in working capital. Operations used cash of $8,252,000 in 2003 compared with $38,443,000 of cash provided from operations in 2002. This difference occurred because of significant changes in operating assets and liabilities that were mainly due to the repurchase of previously sold receivables in the October refinancing. Increases in depreciation, other non-cash items and a decline in equity earnings of affiliates more than offset lower earnings and higher deferred taxes and the sum of cash flows from these sources was higher in 2003.

Cash flows from operating activities in 2002 were $17,440,000 above cash flows of $21,003,000 in the prior year. The principal reasons for this increase were the recording of earnings compared with a loss in 2001 and increases in accounts payable and accrued liabilities which were a source of cash compared with a use in 2001. Depreciation and amortization declined in 2002 because of the elimination of amortization resulting from the adoption of SFAS No. 142.

Over the past two years, the company has aggressively managed its accounts receivable in order to reduce the number of days sales outstanding and thus increase cash receipts from customers. In 2003 days sales outstanding declined to 46 from 50 in 2002 and 54 in 2001.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash flows from investing activities primarily reflect the company's capital expenditures for property, plant and equipment. In 2003 net cash used by investing activities was $30,068,000 compared with use of cash of $16,344,000 in 2002. This increase was primarily due to the acquisition of full ownership of VAW-IMCO and to a rise in restricted cash to a total of $24,846,000.

The increase in restricted cash resulted from the October 2003 refinancing and the intercompany loan to VAW-IMCO to pay off its then existing debt. The intercompany note was pledged under the senior secured notes agreement. In February 2004, the intercompany note was repaid and the funds are now held by the senior secured note trustee. These funds can be used for certain property, plant and equipment expenditures until January 2005 and any new assets will be pledged under the senior secured notes. If more than $5,000,000 in unused funds remain after January 2005, they will be used to repurchase senior secured notes.

Capital expenditures in 2003 increased to $20,807,000 from $19,313,000 in 2002. The 2003 expenditures included installations of an additional furnace at VAW-IMCO's Töging plant and of another new unit which replaced three obsolete smaller furnaces at the Grevenbroich facility. In addition, the expansion and upgrading of the Mexican plant was completed and, in the U.S., numerous projects that improved IMCO's operating and environmental performances were carried out. In 2002 the largest project completed was construction of the Mexican facility. The balance of the funds were spent for normal plant replacement projects.

In 2004 management is planning capital expenditures of about $25,000,000, the majority of which will be spent to build new facilities or to expand existing plants in order to meet the terms of new or modified contracts. Other funds will be used both domestically and internationally to carry out numerous smaller projects intended to lower operating costs and raise productivity.

In 2003 and 2002 capital expenditures for environmental control totaled $2,009,000 and $2,000,000, respectively. Most of these funds were spent to improve air pollution control equipment at U.S. aluminum recycling, specialty alloys and zinc facilities. Environmental expenditures for 2004, which primarily will be used to expand the company's Kentucky landfill and to further improve air pollution control equipment, are currently estimated at $5,300,000.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flows from financing activities generally reflect changes in borrowings and debt obligations. In 2003 net cash provided by financing activities was $45,557,000 compared with a use of cash of $18,381,000 in 2002. This difference resulted from the proceeds received and payments made in the October refinancing. In 2002 the company reduced borrowings outstanding under financing arrangements through more aggressive use of working capital.

The net result of operations, investment and financing activities was an increase in cash of $7,885,000 in 2003, an increase in cash of $3,574,000 in 2002, and a decrease in cash of $1,713,000 in 2001.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations and has certain contingent commitments such as debt guarantees in effect. The following tables represent the significant contractual cash obligations and other commercial commitments of the company as of December 31, 2003.

Contractual Obligations
(000 dollars)

	Payments Due by Period				
	Total	Less than 1year	2-3 years	4-5 years	After 5 years
Long-Term Debt Obligations (excluding interest)	$256,193	$ 26	$ 20	$32,991	$223,156
Operating Lease Obligations	5,777	3,459	2,081	237	–
Purchase Obligations	184,798	125,743	59,055	–	–
Other Long-term Liabilities Reflected on the Company's Balance Sheet	20,516	–	–	762	19,754
Total	$467,284	$129,228	$61,156	$33,990	$242,910

Leases are primarily for items used in the company's manufacturing processes. Purchase obligations are generally enforceable contracts for goods or services necessary in the operation of the company. Other long-term liabilities are primarily accruals for landfill closure costs and pension obligations.

For further information on long-term debt obligations, see Note G – "LONG-TERM DEBT" and Note C – "SALE OF RECEIVABLES" of Notes to Consolidated Financial Statements.

RISK MANAGEMENT

In the ordinary course of business the company is exposed to potential losses arising from changes in the price of aluminum, zinc, natural gas and in the level of interest rates. Management uses derivative instruments such as futures, options, swaps and interest rate caps to minimize the effect of such changes. See Note A – "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" of Notes to Consolidated Financial Statements.

All derivative contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility and to cover underlying exposures. IMCO's commodity and derivative activities are subject to the management, direction and control of the company's risk management committee. This committee is composed of the chief executive officer, the chief financial officer, the treasurer and other officers and employees that the chief executive officer designates. The risk management committee reports to the company's board of directors which has supervisory authority over all of its activities.

Counter-parties: The company is exposed to losses in the event of non-performance by the counter-parties to the derivative contracts discussed below. Although non-performance by counter-parties is possible, the company does not anticipate non-performance by any of these parties. Counter-parties are evaluated for creditworthiness and risk assessment prior to the company initiating contract activities. The counter-parties' creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure that there is not an inappropriate concentration of credit outstanding to any particular counter-party.



Zinc oxide in both pellet and powder form is manufactured by U.S. Zinc Corporation at three facilities in Illinois and Tennessee. This material is used in the vulcanizing process of tires and other rubber products and also is sold to the pharmaceutical, electronic, ceramic and export markets.

Metal Commodity Price Risk: Aluminum and zinc ingots are internationally produced, priced and traded commodities, with their principal trading market being the London Metal Exchange ("LME"). As part of its efforts to preserve margins, the company enters into futures and options contracts.

- *Domestic Aluminum:* The company enters into futures sale contracts with metal brokers to fix the margin on a portion of the aluminum generated by IMCO's salt cake processing facility in Morgantown, Kentucky and some of the aluminum generated for sale from the processing of other scrap metal. These futures sale contracts are settled in the month of shipment. For the domestic aluminum segment, the impact of a 10 percent change in the December 31,2003 LME price of aluminum would not be material to estimated gross profit for 2004.

- *International Aluminum:* For 2003, VAW-IMCO had its own hedging program in operation that was functionally independent. The majority of VAW-IMCO's operations are product sales, requiring it to take ownership of the materials processed and exposing it to risk to changes in metal prices. To mitigate this risk, VAW-IMCO enters into LME high-grade and alloy aluminum forward sales and purchase contracts. VAW-IMCO does not hold or issue any derivative financial instruments for trading purposes. The functional currency of VAW-IMCO is the Euro. However, the derivatives utilized in hedging the market risk of changing prices of aluminum purchases and sales at VAW-IMCO's facilities are based on LME contracts which are denominated in U.S. Dollars. This results in foreign currency risk in addition to the risk of changing aluminum prices.

  Unlike the derivative contracts utilized throughout the rest of IMCO's hedging operations, the unrealized gains and losses on VAW-IMCO's derivative contracts do not qualify for deferred treatment under SFAS 133, "Accounting for Derivatives and Hedging Activities." VAW-IMCO's derivative contracts are recorded at fair value with unrealized gains and losses recognized currently in the financial statements.

  The impact of either a 10 percent increase in the December 31, 2003 LME price of aluminum or a 10 percent increase in the value of the U.S. Dollar against the Euro would be material to estimated gross profit for 2004. As of December 31, 2003, it is estimated that a 10 percent increase in the LME price of aluminum, holding currency rates constant, would increase gross profit for 2004 by about $1,900,000. Separately, for the same period, it is estimated that a 10 percent increase in the value of the U.S. Dollar against the Euro, holding metal prices constant, would increase estimated gross profit for 2004 by about $1,600,000.

- *Zinc:* In the normal course of business, the company enters into fixed-price forward sale contracts with a number of its zinc customers. In order to hedge the risk of higher metal prices, the company enters into long positions, principally using future purchase contracts. These contracts are settled in the month of the corresponding production or shipment. The impact of a 10 percent change in the December 31, 2003 LME price of zinc would be material to estimated gross profit for 2004. It is estimated that a 10 percent increase in the price of zinc would increase estimated gross profit for 2004 by about $2,400,000.

Natural Gas: The company's earnings are affected by changes in the price and availability of natural gas, which is IMCO's third largest cost component. In an attempt to acquire the most favorable natural gas costs, the company has utilized natural gas swap contracts. Under the terms of the swap contracts, the company has fixed the price for 41 percent of its expected 2004 U.S. natural gas requirements. The company makes or receives payments based on the difference between the month-end closing price on the New York Mercantile Exchange ("NYMEX") and the fixed price agreed to in the swap contracts. The impact of a 10 percent change in the December 31, 2003 NYMEX closing price would be material to estimated gross profit for 2004. It is estimated that a 10 percent increase in the December 31, 2003 price of natural gas would decrease estimated gross profit for 2004 by about $1,900,000.

Interest: Approximately 13 percent of the company's outstanding long-term debt as of December 31, 2003 bears interest at floating rates related to LIBOR plus a margin. The company's earnings are affected by changes in interest rates due to the impact those changes have on its interest expense from variable-rate debt instruments.

The company did not enter into any interest rate swaps or similar financial risk contracts during 2003 and had none outstanding as of December 31, 2003.

The company is also increasingly subject to exposure from fluctuations in foreign currencies. When deemed appropriate by the company, it utilizes foreign currency exchange contracts to hedge the variability in cash flows from forecasted payment or receipts of currencies. No such contracts were entered into during 2003 or were outstanding at December 31, 2003.

ACQUISITIONS

Management regularly evaluates the acquisition of assets and operations that compliment existing businesses. No estimate can be made of what impact any such acquisition, if any, may have on the company. Any acquisition that is made may result in the assumption or incurrence of debt and contingent liabilities, the recognition of expenses related to goodwill and other intangible assets, and could involve numerous risks.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about matters that are inherently uncertain. These estimates and assumptions could affect the amounts reported. Management uses historical experience and all available information to make its judgments, and different results could be reported using different estimates and assumptions.

Inventories are stated at the lower of cost or market using either specific identification or weighted average cost. Estimates of future usage could be affected by changes in future product prices and could require adjustments to inventory valuation.

Property and equipment are stated at cost. Renewals and improvements are capitalized and maintenance and repairs are expensed when incurred. Depreciation is computed using the straight-line method.

Landfill closure costs are currently estimated and are being accrued as space in the landfills is used. The estimate of the closure costs is determined by engineering studies based on various factors. In the event that current utilization rates change drastically, we could be required to record an adjustment to the accrual.

Assets held for sale are recorded at the lower of cost or estimated fair value. Future economic conditions could affect the value of these and require changes in their value.

Impairment of assets is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset, less disposal costs. We estimate fair value based on industry trends and reference to market rates and transactions and underlying assumptions, such as future product prices and costs.

Goodwill and intangible assets are stated at cost, net of amortization. These assets are reviewed annually and estimates are made as to the fair value of reporting units. These estimates include assumptions about aluminum and zinc prices, as well as natural gas and other operating costs. Actual results may vary from these projections, and could require an adjustment to the fair value.

Credit is extended based on evaluation of our customers' financial condition and, generally, collateral is not required. Judgment is required in assessing the ultimate collectability of these receivables and errors in these estimates could require charges exceeding established reserves.

Environmental liabilities are estimated based on possible remediation costs. Estimates are based on various assumptions and judgments and the precision of the estimated liabilities may be subject to significant changes.

Deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided to reduce certain deferred tax assets to amounts that are more likely to be realized. In the event that our future income is more or less than estimated, our future tax expense could increase or decrease to reflect the change in these estimated valuation allowances.

See Notes to Consolidated Financial Statements for additional information.

IMCO Recycling Inc. Effective Annual Capacity
(millions of pounds)

	2004	2003	2002
Aluminum			
Specification Alloys			
(5 plants)	840	840	780
Aluminum Recycling			
(9 plants)	1,850	1,850	1,980
Domestic Aluminum	2,690	2,690	2,760
International Aluminum			
(5 plants)	1,080	940	160
Total Aluminum Capacity	3,770	3,630	2,920
Zinc (7 plants)	330	330	290
Total Capacity	4,100	3,960	3,210

CONSOLIDATED STATEMENTS OF OPERATIONS

IMCO Recycling Inc. and Subsidiaries (in thousands, except per share data)

For the year ended December 31,	2003	2002	2001
Revenues	$ 892,015	$ 687,168	$ 689,337
Cost of sales	837,428	640,696	656,013
Gross profits	54,587	46,472	33,324
Selling, general and administrative expense	38,242	26,549	22,686
Amortization expense	—	—	4,299
Fees on receivables sale	843	1,698	3,372
Interest expense	15,806	9,727	11,038
Other (income) expense, net	(4,017)	(367)	(301)
Equity in net (earnings) loss of affiliates	(789)	(2,403)	(3,131)
Earnings (loss) before income taxes, minority interest, and cumulative effect of accounting change	4,502	11,268	(4,639)
Provision for (benefit from) income taxes	(1,029)	3,843	(2,243)
Earnings (loss) before minority interests and cumulative effect of accounting change	5,531	7,425	(2,396)
Minority interests, net of provision for income taxes	560	561	326
Earnings (loss) before cumulative effect of accounting change	4,971	6,864	(2,722)
Cumulative effect of accounting change (after tax benefit of $7,132)	—	(58,730)	—
Net earnings (loss)	$ 4,971	$ (51,866)	$ (2,722)
Net earnings (loss) per common share:			
Basic before accounting change	$ 0.34	$ 0.47	$ (0.18)
Cumulative effect of accounting change	—	(4.04)	—
Basic earnings (loss) per share	$ 0.34	$ (3.57)	$ (0.18)
Diluted before accounting change	$ 0.33	$ 0.47	$ (0.18)
Cumulative effect of accounting change	—	$ (4.01)	$ —
Diluted earnings (loss) per share	$ 0.33	$ (3.54)	$ (0.18)
Weighted average shares outstanding:			
Basic	14,473	14,548	14,978
Diluted	15,011	14,655	14,978

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

IMCO Recycling Inc. and Subsidiaries (in thousands, except per share data))

December 31,	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 14,760	$ 6,875
Accounts receivable (net of allowance of $1,228 and $1,205 at December 31, 2003 and 2002, respectively)	112,128	24,501
Inventories	78,270	42,730
Deferred income taxes	11,229	3,355
Other current assets	12,382	13,210
Total Current Assets	228,769	90,671
Property and equipment, net	219,668	187,451
Goodwill	69,049	51,118
Other long-term asset, restricted cash	24,846	—
Investments in joint ventures	976	17,467
Other assets, net	13,209	4,703
	$ 556,517	$ 351,410
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 96,207	$ 77,682
Accrued liabilities	30,955	18,589
Notes payable	—	7,420
Current maturities of long-term debt	26	94,075
Total Current Liabilities	127,188	197,766
Long-term debt	256,167	14,550
Deferred income taxes	20,390	10,883
Other long-term liabilities	25,244	11,347
STOCKHOLDERS' EQUITY		
Preferred stock; par value $.10; 8,000,000 shares authorized; none issued	—	—
Common stock; par value $.10; 40,000,000 shares authorized; 17,155,211 issued at December 31, 2003; 17,142,404 issued at December 31, 2002	1,716	1,714
Additional paid-in capital	103,264	103,958
Deferred stock compensation	(4,153)	(3,099)
Retained earnings	51,189	46,218
Accumulated other comprehensive loss	(4,825)	(9,830)
Treasury stock, at cost; 1,843,403 shares at December 31, 2003; 2,049,941 shares at December 31, 2002	(19,663)	(22,097)
Total Stockholders' Equity	127,528	116,864
	$ 556,517	$ 351,410

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

IMCO Recycling Inc. and Subsidiaries (in thousands)

For the year ended December 31,	2003	2002	2001
OPERATING ACTIVITIES			
Earnings (loss) before accounting change	$ 4,971	$ 6,864	$ (2,722)
Depreciation and amortization	33,627	23,646	29,197
Provision for (benefit from) deferred income taxes	(3,851)	(962)	2,106
Equity in earnings of affiliates	(789)	(2,403)	(3,131)
Other non-cash charges, including gain on extinguishment of debt	349	5,095	3,390
Changes in operating assets and liabilities:			
Accounts receivable	11,313	2,118	19,024
Accounts receivable sold	(61,300)	(4,000)	(24,700)
Inventories	(12,639)	(3,514)	18,367
Other current assets	726	(3,390)	2,869
Accounts payable and accrued liabilities	19,341	14,989	(23,397)
Net cash from (used by) operating activities	(8,252)	38,443	21,003
INVESTING ACTIVITIES			
Payments for property and equipment	(20,807)	(19,313)	(9,858)
Acquisitions of businesses and investments	—	(604)	(4,823)
Net cash acquired in acquisition of remaining 50% of VAW-IMCO	14,488	—	—
Increase in restricted cash	(24,846)	—	—
Other	1,097	3,573	683
Net cash used by investing activities	(30,068)	(16,344)	(13,998)
FINANCING ACTIVITIES			
Net payments of long-term revolving credit facility	(61,009)	(16,500)	(3,400)
Net payments of proceeds from issuance of long-term debt	145,569	(335)	(110)
Debt issuance costs	(11,553)	(1,036)	(978)
Purchases of treasury stock	—	—	(4,966)
Settlement of VAW-IMCO redemption liability	(26,046)	—	—
Other	(1,404)	(510)	856
Net cash from (used by) financing activities	45,557	(18,381)	(8,598)
Effect of exchange rate differences on cash and cash equivalents	648	(144)	(120)
Net increase (decrease) in cash and cash equivalents	7,885	3,574	(1,713)
Cash and cash equivalents at January 1	6,875	3,301	5,014
Cash and cash equivalents at December 31	$ 14,760	$ 6,875	$ 3,301
SUPPLEMENTARY INFORMATION			
Cash payments for interest	$ 8,414	$ 7,430	$ 10,870
Cash payments for income taxes, net of refunds received	$ 4,168	$ (2,251)	$ (3,829)

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

IMCO Recycling Inc. and Subsidiaries (in thousands, except share amounts)

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPENSATION	RETAINED EARNINGS	TREASURY STOCK		TOTAL DOLLARS
	SHARES	AMOUNT				SHARES	AMOUNT	
BALANCE AT DECEMBER 31, 2000	17,119,420	$ 1,712	$ 106,137	$ —	$ 95,664	(1,789,152)	$ (21,656)	$ 181,857
Comprehensive income:								
Net loss	—	—	—	—	(2,722)	—	—	(2,722)
Other comprehensive income (loss):								
Deferred hedging gain/(loss), net of tax benefit of $2,892	—	—	—	—	(4,923)	—	—	(4,923)
Foreign currency translation adjustments	—	—	—	—	176	—	—	176
Net comprehensive loss								(7,469)
Issuance of common stock for services	11,820	1	73	—	—	—	—	74
Common stock repurchased	—	—	—	—	—	(644,500)	(4,966)	(4,966)
Stock issued in connection with ESPP	—	—	(410)	—	—	60,134	681	271
Other	—	—	—	—	—	(121,434)	(874)	(874)
BALANCE AT DECEMBER 31, 2001	17,131,240	1,713	105,800	—	88,195	(2,494,952)	(26,815)	168,893
Comprehensive loss:								
Net loss	—	—	—	—	(51,866)	—	—	(51,866)
Other comprehensive income (loss):								
Deferred hedging gain/(loss), net of tax of $3,214	—	—	—	—	5,443	—	—	5,443
Foreign currency translation adjustments	—	—	—	—	(5,384)	—	—	(5,384)
Net comprehensive loss								(51,807)
Issuance of common stock for services	11,164	1	86	—	—	—	—	87
Settlement of executive option loan program	—	—	1,624	—	—	(205,439)	(2,321)	(697)
Exercise of stock options	—	—	(136)	—	—	29,549	318	182
Issuance of restricted stock	—	—	(3,180)	(3,294)	—	600,000	6,474	—
Deferred compensation expense		—	(96)	195		—	—	99
Stock issued in connection with ESPP	—	—	(140)	—	—	29,902	322	182
Other	—	—	—	—	—	(9,001)	(75)	(75)
BALANCE AT DECEMBER 31, 2002	17,142,404	1,714	103,958	(3,099)	36,388	(2,049,941)	(22,097)	116,864
Comprehensive loss:								
Net earnings	—	—	—	—	4,971	—	—	4,971
Other comprehensive income (loss):								
Deferred hedging gain/(loss), net of tax of $868	—	—	—	—	1,418	—	—	1,418
Foreign currency translation adjustments	—	—	—	—	3,587	—	—	3,587
Net comprehensive income	—	—	—	—	—	—	—	9,976
Issuance of common stock for services	12,807	2	92	—	—	—	—	94
Exercise of stock options	—	—	(15)	—	—	3,001	33	18
								—
Issuance of restricted stock	—	—	(760)	(1,800)	—	240,000	2,560	—
Deferred compensation expense	—	—	96	746	—	—	—	842
Stock issued in connection with ESPP	—	—	(107)	—	—	23,547	252	145
Other	—	—	—	—	—	(60,010)	(411)	(411)
BALANCE AT DECEMBER 31, 2003	17,155,211	$ 1,716	$ 103,264	$ (4,153)	$ 46,364	(1,843,403)	$ (19,663)	$ 127,528

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

IMCO Recycling Inc. and Subsidiaries December 31, 2003
(dollars in tables are in thousands, except per share data)

NOTE A— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation:

The accompanying consolidated financial statements include the accounts of IMCO Recycling Inc. and all of our majority owned subsidiaries and joint ventures. All significant intercompany accounts and transactions have been eliminated upon consolidation. Investments in affiliated companies, owned 50% or less, are accounted for using the equity method.

Our principal business involves the ownership and operation of aluminum recycling and alloying facilities and zinc manufacturing facilities. Aluminum scrap material is recycled for a fee and then the material is returned to our customers, some of whom are the world's largest aluminum and automotive companies. Aluminum and zinc scrap is also purchased on the open market, recycled and sold.

The preparation of our financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

Restricted Cash:

Cash we have that is not free and clear of encumbrances is classified as restricted cash. As a result of our refinancing activities in the fourth quarter of 2003, we have $24,846,000 of restricted cash in a custodial account held by the indenture trustee for the benefit of the holders of our senior secured notes. Subject to the terms and conditions of our refinancing agreements, we will be able to use this amount for various capital projects within the current year.

Receivable Sales:

Previously, our trade accounts receivables were sold through a qualified special purpose entity, a wholly owned subsidiary of our company. The fair value of the trade accounts receivable balances we retained approximated the carrying value less any reserves required for credit losses. See NOTE C—"SALE OF RECEIVABLES."

Credit Risk:

The majority of our accounts receivable are due from companies in the aluminum, zinc and automotive industries. Credit is extended based on evaluation of our customers' financial condition; generally, collateral is not required. Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense reflected in our Consolidated Statements of Operations for such uncollectible amounts, and receivables that were written-off against the valuation reserve, are as follows (in thousands):

	For the year ending December 31,		
	2003	2002	2001
Expenses for uncollectible accounts	$ 1,469	$ 1,567	$ 3,065
Receivables written off against the valuation reserve, net of recoveries	$ 1,658	$ 2,933	$ 3,704

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined using either a specific identification method or a weighted average cost per product sold, and includes an allocation of average manufacturing labor and overhead costs to finished goods.

Property and Equipment:

Property and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

For our landfills, we adopted as of January 1, 2003, SFAS 143 "Accounting for Asset Retirement Obligations" for the recognition of our asset retirement obligations and the associated asset retirement costs. See NOTE K—"IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS." Used space in the landfill is determined periodically either by aerial photography and engineering estimates based on the photography or on engineering estimates. The construction costs of the landfills are depreciated as space in the landfills is used. As of December 31, 2003 our total asset retirement obligations for our landfills were $5,285,000 as recognized in our financial statements.

We currently have some assets classified as available for sale. See NOTE E—"PROPERTY AND EQUIPMENT." These assets are recorded at the lower of cost or fair value. Assets held in this category are being marketed, and our policy is to sell those assets not intended for future use in income producing activities. We review our property and equipment for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset less disposal costs.

Interest is capitalized in connection with the construction of major facilities. Capitalized interest costs are as follows (in thousands):

	Year ended December 31,		
	2003	2002	2001
Capitalized interest	$ 152	$ 212	$ 336

Goodwill:

Goodwill is tested for impairment annually as of December 31 of each year. The Company's reporting units are the Zinc division, Domestic Specialty Alloy division, Domestic Aluminum Recycling division, and International Operations by Geographic Location. See NOTE P—"GOODWILL."

Revenue Recognition:

Revenues are recognized when either products that we own are shipped or, for material that is tolled, when the services are performed for customers.

Stock-Based Compensation:

We follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for our employee stock options. Under APB 25, if the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. We have adopted the pro forma disclosure features of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Our net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates.

The fair value of our outstanding stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected option life in years	4.0	4.0	4.0
Risk-free interest rate	4.89%	4.66%	3.82%
Volatility factor	0.460	0.452	0.442
Dividend yield	0.00%	0.00%	0.00%

Our pro forma information below is presented as if we had applied the fair value recognition provision of SFAS 123 "Accounting for Stock-Based Compensation." (in thousands, except per share items).

	Twelve months ended December 31,		
	2003	2002	2001
Net income (loss), as reported	$4,971	$(51,866)	$(2,722)
Add: stock-based compensation expense included in reported net income (loss), net of tax	522	62	–
Less: compensation cost determined under the fair value method, net of tax	(663)	(389)	(585)
Pro forma net income (loss)	$4,830	$(52,193)	$(3,307)
Basic earnings (loss) per share:			
As reported	$ 0.34	$ (3.57)	$ (0.18)
Pro forma	$ 0.33	$ (3.59)	$ (0.22)
Diluted earnings (loss) per share:			
As reported	$ 0.33	$ (3.54)	$ (0.18)
Pro forma	$ 0.32	$ (3.56)	$ (0.22)

Market Risk Management Using Financial Instruments:

We enter into production derivatives to hedge the cost of energy and the sales price of certain aluminum and zinc products. We evaluate and document each hedge contract.

We are engaged in activities that expose us to various market risks, including the effects of natural gas prices and future selling prices of aluminum and zinc. These financial exposures are managed as an integral part of our risk management program, which seeks to reduce the potentially adverse effects that the volatility of the markets may have on operating results. We do not engage in speculative transactions, nor do we regularly hold or issue financial instruments for trading purposes. We maintain a natural gas pricing strategy to minimize significant fluctuations in earnings caused by the volatility of gas prices. We also maintain a metal pricing strategy to minimize significant, unanticipated fluctuations in earnings caused by the volatility of aluminum and zinc prices. See NOTE Q—"MARKET RISK MANAGEMENT USING FINANCIAL INSTRUMENTS."

Foreign Currency Translation:

Our foreign subsidiaries in the U.K., Germany, Netherlands, Mexico and Brazil use the local currency as their functional currency. Adjustments resulting from the translation into U.S. Dollars are reflected as a separate component of stockholders' equity, except for current intercompany accounts, which along with foreign currency transaction gains and losses are reflected in the Statements of Operations. Foreign currency translation adjustments are the result of translating a foreign entity's functional currency to U.S. Dollars. Foreign currency translation adjustments accumulate in consolidated equity until the disposition or liquidation of the foreign entities.

General Guarantees and Indemnifications:

It is common in long-term processing agreements for us to agree to indemnify customers for tort liabilities that arise out of or relate to the processing of their material. Additionally, we typically indemnify such parties for certain environmental liabilities that arise out of or relate to the processing of their material.

In our equipment financing agreements, we typically indemnify the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the equipment and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct.

We expect that we would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to equipment we lease and material we process.

In financing transactions that include loans from banks in which the interest rate is based on LIBOR, we typically agree to reimburse the lenders for certain increased costs that they incur in carrying these loans as a result of any change in law and for any reduced returns with respect to these loans due to any change in capital requirements. We had $32,991,000 of floating rate debt outstanding at December 31, 2003.

We cannot estimate the potential amount of future payments under the foregoing indemnities and agreements.

NOTE B—ACQUISITIONS/JOINT VENTURE FORMATION

On March 14, 2003, a wholly owned subsidiary of the Company entered into an agreement with Hydro Aluminium Deutschland GmbH ("Hydro") and VAW-IMCO Guss und Recycling GmbH ("VAW-IMCO"), finalizing the terms and conditions under which VAW-IMCO would redeem its shares owned by Hydro.

VAW-IMCO owns and operates two aluminum recycling foundry alloy facilities in Grevenbroich and Töging, Germany, that together have an annual melting capacity in excess of 700 million pounds. VAW-IMCO supplies specialty alloys to the European automobile industry and serves other European aluminum markets. The acquisition of the remaining 50% interest in VAW-IMCO is an important step in the ongoing expansion of our international operations.

Under the redemption agreement, the redemption price for Hydro's share interest was 30,407,500 Euros (approximately U.S. $32,300,000), payable in Euros in five installments, plus interest. The first installment of 6,081,500 Euros, plus interest of 613,000 Euros, was paid by VAW-IMCO to Hydro on March 18, 2003. The remaining annual installments would have been paid beginning in December 2003. In conjunction with the refinancing of substantially all our debt in the fourth quarter of 2003, we extinguished the VAW-IMCO redemption liability. This resulted in a gain of $5,432,000. See NOTE G—"LONG-TERM DEBT."

As a result of this agreement, voting control of VAW-IMCO was effectively vested in a wholly owned subsidiary of our company, and effective March 1, 2003, the accounts of VAW-IMCO were consolidated with those of the company's and reflected within our consolidated financial statements. Prior to that date, the accounts of VAW-IMCO were reflected in our financial statements under the equity method of accounting.

VAW-IMCO's condensed balance sheet and condensed results of operations for the years ending 2002 and 2001 are shown below (in thousands):

	2002	2001
Assets		
Current assets	$ 73,927	$ 55,351
Long-term assets	30,204	28,224
	$ 104,131	$ 83,575
Liabilities		
Current liabilities	54,810	22,731
Long-term liabilities	14,927	30,669
Total stockholders' equity	34,394	30,175
	$ 104,131	$ 83,575
Revenues	$ 271,970	$ 225,352
Gross profit	$ 23,071	$ 21,701
Net earnings	$ 4,736	$ 6,010

The consideration described above plus the obligations assumed were allocated to the following assets at their fair value: approximately $22,400,000 in cash, $34,200,000 in accounts receivable net of an allowance for doubtful accounts, approximately $19,300,000 in inventories, and approximately $31,100,000 in property, plant and equipment.

We also included in our consolidated financial statements all of the obligations of VAW-IMCO which were recorded at their fair value. These include accounts payable and other accrued liabilities totaling approximately $33,300,000, as well as approximately $23,000,000 in current maturities of long-term debt and approximately $500,000 in long-term debt. We assumed a $10,000,000 liability for accrued pension costs and a deferred tax liability of almost $4,200,000.

The redemption price allocation described above resulted in our recording approximately $17,950,000 in goodwill. This goodwill is not deductible for tax purposes.

The following table represents the condensed unaudited pro forma statement of operations for the years ended December 31, 2003 and December 31, 2002, respectively. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the periods presented or the future results of the combined operations. The condensed unaudited pro forma statement of operations assumes that the consolidation of VAW-IMCO occurred on January 1, 2002 (in thousands).

	Pro forma Year ended December 31,	
	2003	2002
Revenues	$944,186	$959,138
Gross profit	60,532	64,312
Earnings before accounting change	5,615	8,864
Cumulative effect of accounting change (*net of tax $7,132*)	—	(58,730)
Net earnings (loss)	$ 5,615	$(49,866)
Net earnings (loss) per common share:		
Basic before accounting change	$ 0.39	$ 0.61
Cumulative effect of accounting change	—	(4.04)
Basic earnings (loss) per share	$ 0.39	$ (3.43)
Diluted before accounting change	$ 0.38	$ 0.60
Cumulative effect of accounting change	—	(4.01)
Diluted earnings (loss) per share	$ 0.38	$ (3.41)
Weighted average shares outstanding:		
Basic	14,473	14,548
Diluted	15,011	14,655

NOTE C—SALE OF RECEIVABLES

The receivables sold under our receivables sale facility totaled $61,300,000 as of December 31, 2002. During the fourth quarter of 2003, in connection with the issuance of our 10 3/8% senior secured notes and the establishment of our new senior secured revolving credit facility (see NOTE G—"LONG-TERM DEBT"), we repurchased the remaining balance of $46,300,000 in receivables sold under the receivables sale facility and terminated the receivables sale facility in October 2003. This facility was scheduled to expire in November 2003.

Under the receivables sale facility, we and certain of our originating subsidiaries had agreed to sell, from time to time, our interest in certain trade accounts receivable and other related assets to one of our wholly owned subsidiaries. In turn, this subsidiary sold an undivided interest in the receivables and assets to unaffiliated third-party financial institutions and other entities. The purchase limit (the aggregate amount of receivables that could be sold) at any given time was $75,000,000.

The amounts of our fees we paid on these receivables sold are shown below (in thousands):

	Year ended December 31,		
	2003	2002	2001
Fees on receivables	$ 843	$ 1,698	$ 3,372
Receivables sold under facility	$46,300	$61,300	$65,300

NOTE D—INVENTORIES

The components of our consolidated inventories are (in thousands):

	December 31,	
	2003	2002
Finished goods	$36,329	$19,711
Raw materials	33,428	21,297
Work in process	4,613	67
Supplies	3,900	1,655
	$78,270	$42,730

NOTE E—PROPERTY AND EQUIPMENT

The components of our consolidated property, plant and equipment are (in thousands):

	December 31,	
	2003	2002
Land, buildings and improvements	$153,359	$167,889
Production equipment and machinery	283,901	151,588
Office furniture, equipment and other	18,374	18,031
	455,634	337,508
Accumulated depreciation	(235,966)	(150,057)
	$219,668	$187,451

Our depreciation expense was as follows (in thousands):

	For the year ending December 31,		
	2003	2002	2001
Depreciation expense	$33,380	$23,646	$22,830

Estimated useful lives for buildings and improvements range from 5 to 39 years, machinery and equipment range from 2 to 20 years and office furniture and equipment range from 3 to 10 years.

Our assets held for sale as of the year-end was as follows (in thousands):

	December 31,	
	2003	2002
Assets held for sale	$2,097	$4,506

These assets are recorded at the lower of cost or fair value. Assets held in this category are actively marketed.

During the fourth quarter of 2003, we decided to permanently close our Wendover, Utah facility due to the continued shutdown of primary smelter capacity in the Pacific Northwest. As a result we evaluated the assets associated with this facility for impairment. We recorded a $3,061,000 impairment charge to write down the Wendover, Utah assets to fair value. We based fair value upon the fact certain assets would be relocated to other aluminum recycling operations. The impairment charge was recorded as depreciation expense in cost of sales, and is included in the domestic aluminum segment.

Due to adverse market conditions in the domestic aluminum segment, in the fourth quarter of 2003 management commenced a review of our assets held for sale. Based upon the net book value of certain of the assets reviewed exceeding their estimated fair value, during the fourth quarter of 2003 we recorded depreciation expense of $879,000 in cost of sales and $1,965,000 in Other (income) expense, net. Both of these charges are included in the domestic aluminum segment.

NOTE F—INCOME TAXES

The provision (benefit) for income taxes, including income taxes on minority interests, was as follows (in thousands):

	For the year ended December 31,		
	2003	2002	2001
Current:			
Federal	$(1,771)	$2,636	$(4,922)
State	(57)	—	57
Foreign	4,650	245	(366)
	2,822	2,881	(5,231)
Deferred:			
Federal	(4,293)	(130)	2,406
State	(1,568)	59	(815)
Foreign	2,010	1,033	1,397
	(3,851)	962	2,988
	$(1,029)	$3,843	$(2,243)

The income tax expense, computed by applying the federal statutory tax rate to earnings before income taxes, differed from the provision (benefit) for income taxes as follows (in thousands):

	For the year ended December 31,		
	2003	2002	2001
Income taxes (benefit) at the federal statutory rate	$(6,156)	$4,640	$(1,786)
Foreign taxes at the statutory rate	8,454	(701)	3
Goodwill amortization, nondeductible	—	—	596
State income taxes, net	(1,124)	38	(492)
Foreign income not currently taxable	(2,759)	(1,070)	(864)
Losses not benefited	1,684	1,927	217
Other, net	(1,128)	(991)	83
Provisions (benefit) for income taxes	$(1,029)	$3,843	$(2,243)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of our deferred tax liabilities and assets are as follows (in thousands):

	December 31,	
	2003	2002
Deferred tax liabilities:		
Accelerated depreciation and amortization	$19,240	$10,981
State income taxes	1,800	612
Deferred hedge gain	1,190	322
Total deferred tax liabilities	22,230	11,915
Deferred tax assets:		
Net operating loss carryforwards	16,112	2,608
Tax credit carryforwards	2,489	2,403
Expenses not currently deductible	3,455	2,634
Total deferred tax assets	22,056	7,645
Valuation allowance	(8,987)	(3,258)
Net deferred tax assets	13,069	4,387
Net deferred tax liability	$ 9,161	$ 7,528

At December 31, 2003, and 2002 we had a $8,987,000 and a $3,258,000 valuation allowance, respectively, to reduce certain deferred tax assets to amounts that are more likely than not to be realized. The valuation allowance relates to our potential inability to utilize state recycling credits and foreign net operating loss carry forwards. The increase of the valuation allowance is largely due to the loss generated in Brazil and the recording of pre-acquisition net operating loss assets of $4,045,000. Upon realization of the Brazil net operating losses, approximately 50% of such amounts are due to the former owners of the Brazil operations under the terms of the acquisition agreement.

At December 31, 2003, we had approximately $19,415,000 of unused net operating loss carry forwards for foreign tax purposes, which do not expire, $187,000 foreign net operating loss carry forwards that expire in 2013, $16,032,000 in U.S. federal income tax net operating loss carry forwards that expire in 2024, and had approximately $57,438,000 for state purposes, which expire in 2004 to 2023. In 2003, the net operating losses in the U.K. and Mexico were significantly reduced due to the current year utilization.

At December 31, 2003, we had $2,910,000 of unused state tax credit carry forwards, $744,000 of which expire in 2005 to 2020, and $2,166,000 of which do not expire.

For U.S. federal income tax, at December 31, 2003 and 2002, we had a $380,000 receivable and a $1,318,000 payable for U.S. federal income tax, respectively.

Undistributed earnings for all non-U.S. investments are considered permanently reinvested and, accordingly, no additional U.S. income taxes or non-U.S. withholding taxes have been provided. As of December 31, 2003, the undistributed earnings are estimated at $26,216,000 for VAW-IMCO, and the redemption gain for VAW-IMCO is estimated at $5,432,000.

NOTE G—LONG-TERM DEBT

Our long-term debt is summarized as follows (in thousands):

	December 31,	
	2003	2002
Former senior secured credit facility, expiring December 2003	$ —	$ 94,000
New senior secured credit facility, expiring in October 2007	32,991	—
10-3/8% Senior Secured Notes, Due October 6, 2010, net	208,751	—
7.65% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds-1996 Series, Due May 1, 2016, net	5,705	5,702
7.45% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds-1997 Series, Due May 1, 2022	4,600	4,600
6.00% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds-1998 Series, Due May 1, 2023	4,100	4,100
Other	46	223
Subtotal	256,193	108,625
Less current maturities	26	94,075
Total	$256,167	$ 14,550

To refinance our existing indebtedness, on October 6, 2003, we issued $210,000,000 principal amount of 10 3/8% senior secured notes (new secured notes), due on October 15, 2010. The issue was priced at 99.383% to yield 10.50% and provided $208,704,000 of proceeds. Interest is payable semi-annually, on April 15 and October 15, commencing on April 15, 2004. In addition, on October 6, 2003, we established a new, four-year $120,000,000 senior secured revolving credit facility (new senior credit facility). Our former senior credit facility and receivables sale facility were both scheduled to expire by their own terms in the fourth quarter of 2003.

As of December 31, 2003, we had $32,991,000 of indebtedness outstanding under our new senior secured credit facility. Under the new senior credit facility established on October 6, 2003, we are subject to a borrowing base limitation based on eligible domestic inventory and receivables. As of December 31, 2003, we estimated that our borrowing base would have supported additional borrowings of $36,572,000 after giving effect to outstanding borrowings of $32,991,000 and outstanding letters of credit of $7,873,000. As of December 31, 2003, our total borrowing base was approximately $77,436,000.

The proceeds from the new secured note offering and initial borrowings, on October 6, 2003, under the new senior credit facility were used as follows: repayment of the former senior credit facility, $122,600,000; repurchase of receivables outstanding under the receivables sale facility and termination of such facility, $46,300,000; repayment of certain Brazilian loans, $7,541,000. Additionally, approximately $51,400,000 in proceeds were applied toward outstanding loans and obligations owed by VAW-IMCO to commercial banks and to Hydro Aluminium Deutschland GmbH (Hydro), the Company's former joint venture partner, with regards to VAW-IMCO's redemption liability.

Of the approximately $51,400,000 in proceeds referred to above, $27,376,000 was used to pay all amounts owing under the VAW-IMCO redemption liability. We paid to Hydro 23,750,000 Euros (approximately U.S. $28,300,000) for the share redemption liability and an aluminum recycling furnace and related assets and real estate located at, and adjacent to, a VAW-IMCO facility. We recognized a gain of $5,432,000 on the settlement of the redemption liability.

Fees and expenses of the new secured note offering and the establishment of the new senior credit facility were $11,553,000. The fees will be amortized as additional interest expense over the terms of the new secured notes and new senior credit facility. During the fourth quarter of 2003, due to the extinguishment of our former senior revolving credit facility, we recognized a loss of $753,000 due to the write-off of unamortized debt costs related to the former senior revolving credit facility.

The new secured notes are redeemable at our option, in whole or in part, at any time after October 15, 2007. At any time prior to October 15, 2006, we may redeem up to 35% of the aggregate principal amount of the new secured notes with the proceeds of one or more equity offerings of our common shares at a redemption price of 110.375% of the principal amount of the new secured notes, together with accrued and unpaid interest, if any, to the date of the redemption.

The new secured notes are guaranteed on a senior basis by all of our existing 100% owned domestic subsidiaries that are co-borrowers under the new senior credit facility and by any future restricted domestic subsidiaries. The new secured notes are not guaranteed by any of our current foreign subsidiaries. See NOTE O—"CONDENSED CONSOLIDATED FINANCIAL STATEMENTS." The new secured notes and guarantees are secured by first-priority liens, subject to permitted liens, on the real property, fixtures and equipment relating to our wholly owned domestic operating plants and on the fixtures and equipment relating to substantially all of our leased domestic operating plants. The liens securing the new secured notes do not extend to any of our inventory, accounts receivable and related property (which secure the new senior credit facility) or to any of our foreign real or personal property.

Forming additional security for the new senior secured notes was an intercompany note issued by VAW-IMCO to us. In February 2004, VAW-IMCO paid to the Company approximately 20,000,000 Euros (U.S. $24,846,000, including interest) paying in full its indebtedness owed to the Company under the intercompany note pledged as part of the collateral security for the new secured notes. The funds were deposited in a collateral account held by the trustee under the indenture governing the new secured notes, which permits us for a one-year period to use these funds for acquisitions and construction of assets and properties to be used in substantially all of our domestic business. Any such assets and properties (or other assets and properties) will be added to and form a part of the collateral security for the new secured notes.

Giving effect to the restricted use of these funds in the collateral account for additional property and equipment, the funds have been classified as restricted cash on our balance sheet as of December 31, 2003.

Upon the occurrence of a "change of control" (as defined under the indenture governing the new secured notes), we are required to purchase all or a portion of the new secured notes at a price equal to 101% of the principal amount of the new secured notes plus accrued interest.

The indenture governing the new secured notes, among other things, contains covenants limiting our ability and the ability of our restricted subsidiaries to incur additional debt; make restricted payments, including without limitation, paying dividends or making investments; sell or otherwise dispose of assets, including capital stock of subsidiaries; engage in sale-leaseback transactions; create liens on our or our subsidiaries' assets; receive distributions; engage in transactions with affiliates; and merge or sell substantially all of our or our subsidiaries' assets.

The terms of our new senior credit facility include, among other covenants, (i) prohibitions against incurring certain indebtedness, (ii) limitations on dividends and repurchases of shares of capital stock, and (iii) limitations on capital expenditures, investments and acquisitions. At any time during specified periods (including currently) our undrawn availability under this facility is less than $50,000,000, we will also be required to maintain a minimum fixed coverage ratio and minimum tangible net worth, as follows:

- a minimum fixed charge coverage ratio of 1.0 to 1.0 (calculated based on our parent entity and wholly owned domestic subsidiaries), and
- a minimum tangible net worth of $44,500,000 plus 50% of future net income on a consolidated basis.

As a result of our new financing arrangements, the Company is currently unable to pay dividends and our interest expense is expected to increase by approximately $7,000,000 on an annualized basis over our reported amounts for 2003.

Scheduled maturities of our long-term debt subsequent to December 31, 2003, are as follows (in thousands):

2004	$ 26
2005	16
2006	4
2007	32,991
After 2007	223,156
Subtotal	$ 256,193
Less current maturities of long-term debt	26
Total	$ 256,167

The fair value of our outstanding indebtedness under the senior secured revolving credit facility approximates its carrying value due to its floating rate and relatively short maturity. The current fair value of our fixed-rate revenue bonds and new senior secured notes, based on market quotations, discounted cash flows and incremental borrowing rates, is approximately $17,633,000 and $215,775,000, respectively.

Our capitalized interest is as follows (in thousands):

	For the year ending December 31,		
	2003	2002	2001
Capitalized interest	$ 152	$ 212	$ 336

NOTE H—NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2003	2002	2001
Numerators for basic and diluted earnings (loss) per share:			
Net earnings (loss) before cumulative effect of accounting change	$4,971	$ 6,864	$(2,722)
Cumulative effect of accounting change	—	(58,730)	—
Net earnings (loss)	$4,971	$(51,866)	$(2,722)
Denominator:			
Denominator for basic earnings (loss) per share- weighted-average shares	14,472,884	14,547,826	14,978,120
Dilutive potential common shares—stock options	538,565	107,212	—
Denominator for diluted earnings (loss) per share	15,011,449	14,655,038	14,978,120
Net earnings (loss) per share:			
Basic before cumulative effect of accounting change	$ 0.34	$ 0.47	$ (0.18)
Basic after cumulative effect	0.34	(3.57)	(0.18)
Dilutive before cumulative effect	0.33	0.47	(0.18)
Dilutive after cumulative effect	0.33	(3.54)	(0.18)

The following stock options were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive, as the options' exercise price was greater than the average market price of the common stock:

	2003	2002	2001
Anti-dilutive stock options as of December 31,	1,640,567	1,798,890	1,321,022

NOTE I—EMPLOYEE BENEFIT PLANS

Domestic profit-sharing retirement plan:

Our profit-sharing retirement plan covers most of our employees who meet defined service requirements. Contributions are determined annually by the Board of Directors and may be as much as 15% of covered salaries. Our profit-sharing contributions are as follows (in thousands):

	2003	2002	2001
Company profit-sharing contributions	$ 937	$1,778	$412

Subject to certain dollar limits, our employees may contribute a percentage of their salaries to this plan, and we match a portion of the employees' contributions. Our match of employees' contributions was as follows (in thousands):

	2003	2002	2001
Company match of employee contributions	$1,562	$1,361	$907

Employee Stock Purchase Plan:

Effective July 1, 1999, we adopted a qualified, non-compensatory employee stock purchase plan, which allows employees to acquire shares of common stock through payroll deductions over a six-month period. The purchase price is equal to 85% of the fair market value of the common stock on either the first or last day of the offering period, whichever is lower. Purchases under the plan are limited to 15% of an employee's eligible compensation. A total of 800,000 shares are available for purchase under the plan. We issued 23,547, 29,902 and 60,134 shares under the plan in 2003, 2002 and 2001, respectively.

VAW-IMCO Pension Plan:

VAW-IMCO maintains a defined benefit pension plan for its employees. This plan is based on final pay and service, but some VAW-IMCO senior officers are entitled to receive enhanced pension benefits. It is a book reserve plan, i.e. no plan assets are provided and the employer sets up a book reserve (pension accrual) for payment of the benefits. Under Statement of Financial Accounting (SFAS) No. 87, "Employers' Accounting for Pensions," a book reserve plan under German law is an unfunded plan and a liability item has to be recognized as an unfunded accrued pension cost. This amount is covered by a German pension insurance association under German law if VAW-IMCO is unable to fulfill its obligations. These obligations are included in "Other Long-Term Liabilities" on our consolidated balance sheet as of December 31, 2003.

Pension cost for the defined pension plan includes the following components (in thousands):

	2003
Service cost	$ 361
Interest cost	578
Pension cost	$ 939

Changes in the Projected Benefit Obligation (PBO) (in thousands):

PBO at March 1	$ 9,724
Service Cost	361
Interest Cost	578
Actuarial loss	3,285
Benefits paid	(272)
Other	2,367
PBO at December 31	$16,043
Unrecognized net loss	(3,649)
Provision for pension insurance	97
Other	881
Pension liability at December 31	$13,372

Actuarial assumptions as of December 31, 2003, are as follows:

Discount rate	5.50%
Compensation increase	3.0%
Cost-of-living increases for pensions	2.0%

NOTE J—STOCKHOLDERS' EQUITY

In 1990, we adopted an Amended and Restated Stock Option Plan. This plan expired in 1997, and no further grants of options may be made under the plan. This plan provided for the granting of nonqualified and incentive stock options. The number of shares of common stock authorized for issuance under the plan was 1,200,000 shares. Options granted under the plan had various vesting periods and are exercisable for a period of 10 years from the date of grant, although options may expire earlier because of termination of employment.

In 1992, we adopted the 1992 Stock Option Plan, which provides for the granting of nonqualified and incentive stock options to employees, officers, consultants and non-employee members of the Board of Directors. This plan expired in December 2002, and no further grants of options may be made under the plan.

In 1996, we adopted our Annual Incentive Program, which provided certain of our key employees with annual incentive compensation tied to the achievement of pre-established and objective performance goals. This plan provides for the granting of stock options to key management employees on a discretionary basis. Nonqualified and incentive stock options may be granted. Options granted to employees under this plan have various vesting periods.

Annually, non-employee directors will be granted non-qualified stock options exercisable after six months from the date of grant for 4,000 shares on the date of the annual meeting of stockholders. In addition, a newly elected or appointed director is granted a stock option for 8,000 shares. All options granted under this plan, once vested, are exercisable for a period of up to 10 years from the date of grant, although options may expire earlier because of termination of employment or service.

The 1992 Stock Option Plan and the 1996 Annual Incentive Program allow for the payment of all or a portion of the exercise price and tax withholding obligations in shares of our common stock delivered and/or withheld. Such payment or withholding will be valued at fair market value as of the date of exercise. Participants making use of this feature will automatically be granted a reload stock option to purchase a number of shares equal to the number of shares delivered and/or withheld. When a reload stock option is granted, a portion of the shares issued to the participant will be designated as restricted stock for a period of five years, although the restriction may be removed earlier under certain circumstances. Reload stock options have an exercise price equal to the fair market value as of the date of exercise of the original options and will expire on the same date as the original options.

In March 1998, we adopted the Executive Option Exercise Loan Program in order to encourage option exercises and share retention by management employees holding certain options under our Amended and Restated Stock Option Plan and to provide such management employees with a long-term capital accumulation opportunity. This program provided loans to permit the exercise of certain stock options under the Amended and Restated Stock Option Plan and to pay federal and state taxes realized upon such exercises. As of January 1, 2002, we had extended $2,266,000 in executive loans to these individuals ($1,624,000 of which represented a reduction to additional paid-in capital and $642,000 of which was included in other long-term assets).

The terms of the Executive Option Exercise Loan Program provided that the loans extended could be repaid in shares of our Company's common stock, so long as the Compensation Committee of the Company's Board of Directors approved that repayment method. In May 2002, following approval of the Compensation Committee, substantially all of the outstanding loans and accrued interest under the program were repaid by the participants surrendering 205,439 shares of common stock held by our Company as collateral for the loans. The shares surrendered to our Company were valued as of the date of transfer (May 9, 2002) at $2,321,461, based upon the closing price per share on the New York Stock Exchange on that date ($11.30 per share). In December 2002, the remaining outstanding loans held by one executive officer were repaid in accordance with the terms of the Program by his surrendering 9,001 shares of common stock. The shares surrendered to our Company were valued as of the date of transfer (December 12, 2002) at $74,798, based upon the closing price per share on the New York Stock Exchange on that date ($8.31 per share).

In May 2000, we entered into a forward share contract, which was settled in May 2001, when we purchased 644,500 of our Company's shares from a financial institution at an average price of $7.67 for a total consideration of $4,966,000.

In October 2000 and February 2001, our Company awarded a total of 650,000 shares of restricted Common Stock of the Company to certain officers. The restricted stock grants were made pursuant to the terms of the officers' Employment Agreements. In October 2002, we awarded an additional 200,000 shares of restricted Common Stock to one officer. These shares cannot be transferred or pledged and are subject to forfeiture if the officers' employment with the Company terminates under certain circumstances before the restriction period for the award expires. The restrictions lapse October 12, 2007 on 560,000 shares and October 16, 2009 on 200,000 shares or upon the death, disability, termination "without cause," or resignation for "good reason," or upon a "change in control" of the Company (as those terms are defined under the respective Employment Agreements), if earlier. The remaining awards of 90,000 shares vest on the second anniversary of the date of a "change in control" of the Company. The terms of the awards do not provide for partial vesting of the restricted shares over time.

Transactions under the option plans are as follows:

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding Jan. 1	2,319,500	$10.45	1,864,387	$11.41	2,208,799	$14.40
Options granted	4,000	$ 7.50	683,700	$ 8.18	533,500	$5.53
Options exercised	(3,001)	$ 5.33	(29,549)	$ 4.70	—	$ —
Options cancelled	(187,322)	$12.63	(199,038)	$12.47	(877,912)	$15.35
Options outstanding Dec. 31	2,133,177	$10.26	2,319,500	$10.45	1,864,387	$11.41
Options exercisable Dec. 31	1,571,682	$11.27	1,369,640	$12.67	1,346,976	$13.51

The weighted average grant date fair value per share of all stock option awards granted for 2003, 2002, and 2001 were $3.13, $3.74 and $2.16, respectively.

Information related to options outstanding at December 31, 2003, is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$ 2.38 - $ 4.75	202,043	7.1	$ 4.39	131,415	$ 4.40
$ 4.75 - $ 7.13	290,567	7.6	$ 6.28	209,939	$ 6.28
$ 7.13 - $ 9.50	621,400	9.0	$ 8.20	211,161	$ 8.23
$ 9.50 - $ 11.88	130,871	6.2	$ 10.94	130,871	$ 10.94
$ 11.88 - $ 14.25	624,156	3.7	$ 13.03	624,156	$ 13.03
$ 14.25 - $ 16.63	214,646	3.6	$ 15.82	214,646	$ 15.82
$ 16.63 - $ 19.00	1,945	4.0	$ 17.13	1,945	$ 17.13
$ 19.00 - $ 21.38	—	—	—	—	—
$ 21.38 - $ 23.75	47,549	1.9	$ 22.76	47,549	$ 22.76
	2,133,177			1,571,682	

In May 2003, we awarded a total of 80,000 shares of restricted common stock to one of our officers. These shares cannot be transferred or pledged and are subject to forfeiture if the officer's employment with us terminates under certain circumstances before the restriction period for the award expires. Dividends are not paid or earned on these shares unless and until they are vested. The restrictions lapse on May 7, 2010, or upon the death, disability, termination "without cause," or resignation for "good reason" of the officer, or upon a "change in control" (as those terms are defined under the Employment Agreement of the officer), if earlier.

NOTE K—IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS

Asset Retirement Obligations:

Effective January 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. Under the provisions of this standard, we recorded the estimated fair value of liabilities for existing asset retirement obligations, as well as associated asset retirement costs, which were capitalized as increases to the carrying amounts of related long-lived assets. The amounts recorded are for legal obligations associated with the normal operation of our landfills and the retirement of those assets. Our asset retirement obligations consist primarily of environmental remediation costs associated with our landfills.

Asset retirement costs are currently estimated to be approximately $8,500,000 and are being expensed as space in the landfills is used. Used space in the landfill is determined either by aerial photography and/or engineering estimates based on the photography or on engineering estimates. The construction costs of the landfills are depreciated as space in the landfills is used. As of December 31, 2003 our total asset retirement obligations for our landfills were $5,285,000 as recognized in our financial statements.

Prior to our adoption of SFAS 143, accrued landfill closure costs were $3,100,000 and $2,800,000 as of December 31, 2002 and 2001, respectively, and are included in the other long-term liabilities. The adoption of SFAS 143 required us to recognize approximately $2,000,000 in asset retirement obligations. An equal amount was recorded as an asset for asset retirement costs. The asset retirement costs will be expensed over the lives of the landfills.

The changes in our Asset Retirement Obligations and Asset Retirement Costs for the twelve months ended December 31, 2003 are shown in the table below (in thousands):

	Year ended December 31, 2003
Carrying Amount of Asset Retirement Obligations	
Balance at beginning of period —January 1, 2003	$ 5,195
Accretion expense	431
Payments	(341)
Balance at end of period —December 31, 2003	$ 5,285

	Year ended December 31, 2003
Carrying Amount of Asset Retirement Cost	
Balance at beginning of period —January 1, 2003	$ 2,058
Accumulated depreciation	(339)
Balance at end of period —December 31, 2003	$ 1,719

NOTE L—COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease various types of equipment and property, primarily the equipment utilized in our operations at our various plant locations and at our headquarters facility. The future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003, were (in thousands):

Year ending December 31,	Operating Leases
2004	$ 3,459
2005	1,341
2006	740
2007	179
2008 and subsequent	58
	$ 5,777

Our rent expense was as follows (in thousands):

	2003	2002	2001
Rent expense	$ 6,021	$ 3,986	$ 3,657

Purchase Obligations:

Our non-cancelable purchase obligations are principally for materials, such as metals and fluxes. These materials are used in our manufacturing operations. Our purchase obligations are as follows (in thousands):

	Cash Payments Due by Period (thousands)		
	Total	Less than 1 year	2-3 years
Purchase obligations	$ 184,798	$ 125,743	$ 59,055

General

Our operations, like those of other basic industries, are subject to federal, state, local and foreign laws, regulations and ordinances. These laws and regulations (1) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (2) impose liability for costs of cleaning up, and certain damages resulting from past spills, disposals or other releases of hazardous substances. It can be anticipated that more rigorous environmental laws will be enacted that could require us to make substantial expenditures in addition to those described here.

From time to time, our operations have resulted, or may result, in certain non-compliance with applicable requirements under environmental laws. However, we believe that any such non-compliance under such environmental laws would not have a material adverse effect on our financial position or results of operations.

Environmental Proceedings

In 1997, the Illinois Environmental Protection Agency (IEPA) notified us that two of our zinc subsidiaries were potentially responsible parties (PRP) pursuant to the Illinois Environmental Protection Act for the cleanup of contamination at a site in Marion County, Illinois to which these subsidiaries, among others, in the past had sent zinc oxide for processing and resale. The site has not been fully investigated and final estimated cleanup costs have not yet been determined. We have been informed by the IEPA that the agency is preparing a revised list of companies that may have sent materials to the site and the volume of materials sent by each company. After receiving this information, our subsidiaries presently plan to seek, possibly in connection with other PRPs, an agreed resolution of the IEPA's claims.

On February 15, 2001, the State of Michigan filed a lawsuit against us in the State Circuit Court for the 30th District, Ingham County, Michigan. The lawsuit arose out of disputes between our Alchem Aluminum Inc. subsidiary and Michigan environmental authorities concerning air emission control permits at Alchem Aluminum's specialty alloy production facilities in Coldwater, Michigan. The State claimed injunctive relief and penalties for alleged non-compliance with and violations of federal and state environmental laws. The suit sought compliance by us as well as potentially substantial monetary penalties. On January 14, 2004, the parties settled the lawsuit by entering a Consent Judgment with the State Circuit Court. The Consent Judgment requires that we (i) operate our Coldwater aluminum facilities in compliance with a permit compliance program, (ii) adhere to certain recordkeeping, notification and testing guidelines, (iii) install a baghouse and associated equipment at our Alchem facility in Coldwater; and (iv) pay a civil fine in the amount of $300,000 to the State of Michigan.

On April 27, 2001, the U. S. Environmental Protection Agency, Region V, issued to us a Notice of Violation (NOV) alleging violations of the federal Clean Air Act, primarily for violations of the Michigan State Implementation Plan at our Coldwater facilities. The NOV addresses the same instances of alleged non-compliance raised in the State of Michigan lawsuit, alleging that we purportedly failed to obtain appropriate preconstruction air quality permits prior to conducting modifications to the Alchem production facilities and exceeded permitted emission levels from two of our Coldwater facilities. In September 2001, we filed our response with Region V of the Environmental Protection Agency, and there have been no developments in this matter since that date.

We are a named co-defendant in a lawsuit filed on February 26, 2004 in the U.S. District Court for the Central District of California. The listed claimants are the current owners of a Corona, California property formerly owned by one of our subsidiaries. The petition seeks declaratory relief and damages in an unspecified amount in connection with an alleged release of hazardous substances on the property. As of March 12, 2004, we had not yet been served in this lawsuit. We believe that we have meritorious defenses to the claims contained in the petition. We plan a vigorous defense against these claims.

There is the possibility that expenditures could be required at our other facilities from time to time, because of new or revised regulations that could require that additional expenditures be made for compliance purposes. These expenditures could materially affect our results of operations in future periods.

Other Legal Proceedings

In 1998 an employee filed a personal injury claim against us (Bland v. IMCO Recycling Inc.) in Missouri state court. In August 2002 the trial court entered a final judgment against us for $4,000,000. We are also involved in litigation with the surety for the appeal bond that was levied to secure the judgment in the Bland case (IMCO Recycling Inc. v. American Guarantee & Liability Insurance Company), currently pending in the Missouri Circuit Court of Appeals. To date, we have not paid any portion of the Bland judgment or reimbursed the surety. In a lawsuit between us and our umbrella coverage insurer to resolve a dispute as to coverage in the Bland case (Twin City Fire Insurance Company v. IMCO Recycling Inc.), a federal district court in Missouri entered a judgment in our favor in July 2003. We have filed post-trial motions seeking the award of our attorneys' fees and to clarify the terms of the favorable judgment. When judgment is entered, to clarify these points an appeal may be filed by one or both parties. We currently believe that there is insurance coverage for the Bland claim and that we will be indemnified for any payments that we must make. We have not established any reserves for the Bland case. We have deferred expensing certain legal fees and expenses incurred during the third quarter in connection with this matter.

We are also a party from time to time to what we believe are routine litigation and proceedings considered part of the ordinary course of our business. We believe that the outcome of such proceedings would not have a material adverse effect on our financial position or results of operations.

NOTE M—SEGMENT INFORMATION

Description of the Types of Products and Services from which Each Reportable Segment Derives its Revenues:

With the consolidation of VAW-IMCO in March 2003, we now have three reportable segments: domestic aluminum, international aluminum and zinc.

Our domestic aluminum segment represents all of our aluminum melting, processing, alloying, trading and salt cake recovery activities, including investments in joint ventures, within the United States. Our international aluminum segment represents all of our aluminum melting, processing, alloying, and trading activities outside of the United States. Our zinc segment represents all of our zinc melting, processing and trading activities. Prior period results have been reclassified to reflect the international aluminum segment.

Measurement of Segment Profit or Loss and Segment Assets:

The accounting policies of the reportable segments are the same as those described in NOTE A—" SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." We evaluate performance based on gross profit or loss from operations, net of selling expenses. Provision for income taxes, interest, corporate general and administrative costs, including depreciation of corporate assets and amortization of capitalized debt costs, are not allocated to the reportable segments. Intersegment sales and transfers are recorded at market value; net profits on intersegment sales and transfers were immaterial for the periods presented. Consolidated cash, net capitalized debt costs, net current deferred tax assets and assets located at our headquarters office in Irving, Texas are not allocated to the reportable segments.

Factors Management Used to Identify the Company's Reportable Segments:

Our reportable segments are business units that offer different types of metal products and services. The reportable segments are each managed separately, because they produce distinct products and services and sell to different types of customers.

Reportable Segment Information:

Selected reportable segment disclosures for the three years ended December 31, 2003 are as follows (in thousands):

	Domestic Aluminum	International Aluminum	Zinc	Total
2003				
Revenues from external customers	$479,585	$256,386	$156,044	$892,015
Segment income (loss)	$ 12,621	$ 17,310	$ 4,895	$ 34,826
Depreciation and amortization expense	$ 22,464	$ 5,387	$ 3,329	$ 31,180
Equity in earnings of affiliates	$ 55	$ 734	—	$ 789
Segment assets	$232,060	$181,277	$109,815	$523,152
Equity investments in joint ventures	$ 876	—	$ 100	$ 976
Payments for plant and equipment	$ 7,233	$ 10,201	$ 2,773	$ 20,207
2002				
Revenues from external customers	$505,683	$ 23,952	$157,533	$687,168
Segment income (loss)	$ 34,938	$ 1,536	$ 3,677	$ 40,151
Depreciation and amortization expense	$ 17,145	$ 1,784	$ 2,829	$ 21,758
Equity in earnings of affiliates	$ 222	$ 2,181	—	$ 2,403
Segment assets	$185,657	$ 47,286	$ 80,277	$313,220
Equity investments in joint ventures	$ 985	$ 16,482	—	$ 17,467
Payments for plant and equipment	$ 9,011	$ 7,750	$ 1,826	$ 18,587
2001				
Revenues from external customers	$490,616	$ 20,629	$178,092	$689,337
Segment income (loss)	$ 24,061	$ 5,437	$ (20)	$ 29,478
Depreciation and amortization expense	$ 20,851	$ 760	$ 4,645	$ 26,256
Equity in earnings of affiliates	$ 74	$ 3,057	—	$ 3,131
Segment assets	$220,771	$ 30,054	$107,734	$358,559
Equity investments in joint ventures	$ 1,063	$ 16,829	—	$ 17,892
Payments for plant and equipment	$ 5,999	$ 1,809	$ 1,180	$ 8,988

Reconciliations of total reportable segment disclosures to our consolidated financial statements are as follows:

	2003	2002	2001
PROFITS			
Total profits for reportable segments	$ 34,826	$ 40,151	$ 29,478
Unallocated amounts:			
General and administrative expense	(20,353)	(17,988)	(19,777)
Interest expense	(15,806)	(9,727)	(11,038)
Fees on receivables sale	(843)	(1,698)	(3,372)
Interest and other income	6,678	530	70
Income (loss) before provision for income taxes, minority interests and cumulative effect of accounting change	$ 4,502	$ 11,268	$ (4,639)
DEPRECIATION AND AMORTIZATION EXPENSE			
Total depreciation and amortization expense for reportable segments	$ 31,180	$ 21,758	$ 26,256
Other depreciation and amortization expense	2,447	1,888	2,941
Total consolidated depreciation and amortization expense	$ 33,627	$ 23,646	$ 29,197
ASSETS			
Total assets for reportable segments	$523,152	$313,220	$358,559
Other assets	33,365	38,190	48,395
Total consolidated assets	$556,517	$351,410	$406,954
PAYMENTS FOR PLANT AND EQUIPMENT			
Total payments for plant and equipment for reportable segments	$ 20,207	$ 18,587	$ 8,988
Other payments for plant and equipment	600	726	870
Total consolidated payments for plant and equipment	$ 20,807	$ 19,313	$ 9,858

Geographic Information:

The following table sets forth the geographic breakout of our revenues (based on customer location) and property and equipment (net of accumulated depreciation) (in thousands):

	2003	2002	2001
REVENUES			
Domestic	$585,777	$602,876	$576,623
Foreign:			
Asia	6,846	7,346	8,050
Europe	244,716	22,235	37,453
Latin America	18,563	7,161	2,897
North America	34,624	45,933	63,287
Other	1,489	1,617	1,027
Total foreign revenues	$306,238	$ 84,292	$112,714
Consolidated total	$892,015	$687,168	$689,337
PROPERTY AND EQUIPMENT			
Domestic, net	$152,130	$162,607	$173,418
Foreign:			
European	51,007	8,841	8,353
Latin America	16,531	16,003	5,158
Other	—	—	2
Total foreign property and equipment, net	$ 67,538	$ 24,844	$ 13,513
Consolidated total, net	$219,668	$187,451	$186,931

Aluminum shipments to customers located in Canada accounted for approximately 4%, 7% and 8% of consolidated revenues for 2003, 2002 and 2001, respectively. With the consolidation of VAW-IMCO in March, 2003, most of our foreign property and equipment are located in Germany. In addition, we also have operations at our facilities in Swansea, Wales, Monterrey, Mexico and Pindamonhangaba, Brazil.

Revenues and earnings from foreign operations, before interest income and expense, and before provision for income taxes, minority interest and extraordinary items, including foreign joint ventures, for the fiscal years ending 2003, 2002 and 2001 are as follows (in thousands):

	2003	2002	2001
REVENUES			
International Aluminum segment	$256,386	$ 23,952	$ 20,629
Other foreign operations, non-aluminum	—	1,551	17,731
Total foreign revenues (to external customers)	$256,386	$ 25,503	$ 38,360

	2003	2002	2001
EARNINGS			
International Aluminum segment	$ 17,310	$ 1,536	$ 5,437
Other foreign operations, non-aluminum	—	(324)	(1,324)
Total foreign earnings	$ 17,310	$ 1,212	$ 4,113

Major Customers:

During 2003, no single customer accounted for more than 10% of our consolidated revenues. In 2002 one customer accounted for approximately 11% of our consolidated revenues. During 2001 no single customer accounted for more than 10% of our consolidated revenues.

NOTE N—QUARTERLY FINANCIAL DATA (Unaudited and amounts in thousands except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2003:					
Revenues	$195,082	$239,452	$219,552	$237,929	$892,015
Gross profits	$ 11,907	$ 17,839	$ 13,238	$ 11,603	$ 54,587
Earnings (loss) before accounting change	$ 1,323	$ 2,463	$ (342)	$ 1,527	$ 4,971
Cumulative effect of accounting change	$ –	$ –	$ –	$ –	$ –
Net earnings (loss)	$ 1,323	$ 2,463	$ (342)	$ 1,527	$ 4,971
Net earnings (loss) per common share:					
Basic before cumulative effect	$ 0.09	$ 0.17	$ (0.02)	$ 0.11	$ 0.34
Basic after cumulative effect	$ 0.09	$ 0.17	$ (0.02)	$ 0.11	$ 0.34
Dilutive before cumulative effect	$ 0.09	$ 0.17	$ (0.02)	$ 0.10	$ 0.33
Dilutive after cumulative effect	$ 0.09	$ 0.17	$ (0.02)	$ 0.10	$ 0.33
2002:					
Revenues	$157,901	$180,509	$180,866	$167,892	$687,168
Gross profits	$ 8,589	$ 13,972	$ 13,375	$ 10,536	$ 46,472
Earnings (loss) before accounting change	$ 382	$ 2,534	$ 2,493	$ 1,455	$ 6,864
Cumulative effect of accounting change (after tax benefit of $7,132)	$ (58,730)	$ –	$ –	$ –	$(58,730)
Net earnings (loss)	$ (58,348)	$ 2,534	$ 2,493	$ 1,455	$(51,866)
Net earnings (loss) per common share:					
Basic before cumulative effect	$ 0.03	$ 0.17	$ 0.17	$ 0.10	$ 0.47
Basic after cumulative effect	$ (3.98)	$ 0.17	$ 0.17	$ 0.10	$ (3.57)
Dilutive before cumulative effect	$ 0.03	$ 0.17	$ 0.17	$ 0.10	$ 0.47
Dilutive after cumulative effect	$ (3.95)	$ 0.17	$ 0.17	$ 0.10	$ (3.54)

Special Items Relating to Our 2003 Financial Statements and Operations:

During the fourth quarter of 2003, we realized a non-cash gain of $5,432,000 in regards to the early extinguishment of the VAW-IMCO redemption liability. See NOTE G—"LONG-TERM DEBT."

During the refinancing of almost all of our debt in the fourth quarter of 2003, we realized a non-cash loss in regards to our deferred charges associated with the establishment of our previous revolving credit facility. This realized non-cash loss was $753,000. See NOTE G—"LONG-TERM DEBT."

During the fourth quarter of 2003, we incurred a write-down and impairment of certain of our assets in the domestic aluminum segment. The write-down and impairments were non-cash charges. Our total write-down was $3,940,000 and our total impairments were $1,965,000. These write-down and impairment charges were included in our domestic aluminum results of operations. See NOTE E—"PROPERTY AND EQUIPMENT."

For the fourth quarter of 2003, an unrealized foreign currency gain of $1,880,000 was recognized on the inter-company note between VAW-IMCO and the Company.

NOTE O—CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain of the subsidiaries (the "Guarantor Subsidiaries") of IMCO Recycling Inc. are guarantors of the indebtedness of IMCO Recycling Inc. under its new senior secured notes due 2010. For purposes of complying with the reporting requirements of the Guarantor Subsidiaries, presented below are condensed consolidating financial statements of IMCO Recycling Inc., the Guarantor Subsidiaries, and those subsidiaries of IMCO Recycling Inc. that are not guaranteeing the indebtedness under the senior secured notes (the "Non-Guarantor Subsidiaries"). The condensed consolidating balance sheets are presented as of December 31, 2003 and 2002, the condensed consolidating statements of operations are presented for the years ended December 31, 2003, 2002 and 2001 and the condensed consolidating statements of cash flows are presented for the years ended December 31, 2003, 2002 and 2001. (All amounts in thousands)

GUARANTOR CONSOLIDATED BALANCE SHEETS
IMCO Recycling Inc. and Subsidiaries
December 31, 2003

	IMCO Recycling Inc.	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 503	$ 134	$ 14,123	$ –	$ 14,760
Accounts receivable, net	9,816	65,559	36,753	–	112,128
Inventories	4,292	44,913	29,065	–	78,270
Deferred income taxes	6,774	3,031	1,424	–	11,229
Other current assets	2,750	7,577	2,055	–	12,382
Total Current Assets	24,135	121,214	83,420	–	228,769
Property and equipment, net	37,801	109,546	74,205	(1,884)	219,668
Goodwill	3,660	49,175	16,214	–	69,049
Investments in joint ventures	–	976	–	–	976
Other long-term asset, restricted cash	–	–	24,846	–	24,846
Other assets, net	10,776	1,646	787	–	13,209
Investments in subsidiaries/ intercompany receivable (payable), net	345,217	(92,258)	(8,777)	(244,182)	–
	$421,589	$190,299	$190,695	$(246,066)	$556,517

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities					
Accounts payable	$ 18,798	$ 45,918	$ 31,491	$ —	$ 96,207
Accrued liabilities	9,455	7,788	13,712	—	30,955
Current maturities of long-term debt	—	22	4	—	26
Total Current Liabilities	28,253	53,728	45,207	—	127,188
Long-term debt	256,147	12	24,955	(24,947)	256,167
Deferred income taxes	2,155	9,776	8,459	—	20,390
Other long-term liabilities	5,285	3,520	16,439	—	25,244
Total Stockholders' Equity	129,749	123,263	95,635	(221,119)	127,528
	$421,589	$190,299	$190,695	$(246,066)	$556,517

GUARANTOR CONSOLIDATED BALANCE SHEETS
IMCO Recycling Inc. and Subsidiaries

December 31, 2002

	IMCO Recycling Inc.	Combined Guarantor Subsidiaries(1)	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 2,418	$ 183	$ 4,274	$ —	$ 6,875
Accounts receivable, net	1,245	14,413	8,843	—	24,501
Inventories	2,608	36,662	3,460	—	42,730
Deferred income taxes	1,888	959	508	—	3,355
Other current assets	3,441	8,691	1,078	—	13,210
Total Current Assets	11,600	60,908	18,163	—	90,671
Property and equipment, net	39,765	121,396	27,445	(1,155)	187,451
Goodwill	3,038	46,848	1,232	—	51,118
Investments in joint ventures	—	985	16,482	—	17,467
Other assets, net	2,269	(325)	2,759	—	4,703
Investments in subsidiaries /intercompany receivables (payables), net	231,458	17,725	(26,910)	(222,273)	—
	$288,130	$247,537	$ 39,171	$(223,428)	$351,410
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities					
Accounts payable	$ 23,278	$ 49,244	$ 5,160	$ —	$ 77,682
Accrued liabilities	5,553	10,842	2,194	—	18,589
Notes payable	—	—	7,420	—	7,420
Current maturities of long-term debt	94,000	75	—	—	94,075
Total Current Liabilities	122,831	60,161	14,774	—	197,766
Long-term debt	14,402	133	15	—	14,550
Deferred income taxes	3,898	6,689	296	—	10,883
Other long-term liabilities	3,710	3,820	3,817	—	11,347
Total Stockholders' Equity	143,289	176,734	20,269	(223,428)	116,864
	$288,130	$247,537	$ 39,171	$(223,428)	$351,410

(1) Includes accounts receivable in IMCO Funding Corporation which, upon the closing of the refinancing transactions, became receivables of the guarantors.

GUARANTOR STATEMENTS OF OPERATIONS
IMCO Recycling Inc. and Subsidiaries

Year Ended December 31, 2003

	IMCO Recycling Inc.	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$92,775	$554,692	$272,038	$(27,490)	$892,015
Cost of sales	84,116	536,500	244,302	(27,490)	837,428
Gross profits	8,659	18,192	27,736	—	54,587
Selling, general and administrative expense	1,841	28,157	8,244	—	38,242
Interest expense	12,540	9,419	3,269	(9,422)	15,806
Fees on receivables sale	—	843	—	—	843
Interest and other (income) expense, net	2,505	(8,287)	(7,469)	9,234	(4,017)
Equity in net earnings of affiliates	(3,231)	(55)	(734)	3,231	(789)
Earnings before provision for income taxes and minority interest	(4,996)	(11,885)	24,426	(3,043)	4,502
Provision for income taxes	(9,967)	2,863	6,075	—	(1,029)
Earnings before minority interests	4,971	(14,748)	18,351	(3,043)	5,531
Minority interests, net of provision for income taxes	—	—	560	—	560
Net earnings (loss)	$ 4,971	$ (14,748)	$ 17,791	$ (3,043)	$ 4,971

GUARANTOR STATEMENTS OF OPERATIONS
IMCO Recycling Inc. and Subsidiaries

Year Ended December 31, 2002

	IMCO Recycling Inc.	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 96,766	$573,446	$ 44,473	$(27,517)	$687,168
Cost of sales	85,519	541,853	40,841	(27,517)	640,696
Gross profits	11,247	31,593	3,632	—	46,472
Selling, general and administrative expense	1,942	23,615	992	—	26,549
Interest expense	8,245	10,840	817	(10,175)	9,727
Fees on receivables sale	—	1,698	—	—	1,698
Interest and other (income) expense, net	1,971	(13,469)	(197)	11,328	(367)
Equity in net earnings of affiliates	(11,059)	(222)	(2,181)	11,059	(2,403)
Earnings before provision for income taxes and minority interest	10,148	9,131	4,201	(12,212)	11,268
Provision for income taxes	3,284	(25)	584	—	3,843
Earnings before minority interests	6,864	9,156	3,617	(12,212)	7,425
Minority interests, net of provision for income taxes	—	—	561	—	561
Earnings before accounting change	6,864	9,156	3,056	(12,212)	6,864
Cumulative effect of accounting change (net of tax) for goodwill impairment	(58,730)	(64,942)	(920)	65,862	(58,730)
Net earnings (loss)	$(51,866)	$ (55,786)	$ 2,136	$ 53,650	$ (51,866)

GUARANTOR STATEMENTS OF OPERATIONS
IMCO Recycling Inc. and Subsidiaries
Year Ended December 31, 2001

	IMCO Recycling Inc.	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$102,006	$556,486	$ 50,704	$(19,859)	$689,337
Cost of sales	93,579	534,529	47,764	(19,859)	656,013
Gross profits	8,427	21,957	2,940	–	33,324
Selling, general and administrative expense	1,378	21,126	182	–	22,686
Amortization Expense	140	3,926	233	–	4,299
Interest expense	10,011	1,934	113	(1,020)	11,038
Fees on receivables sale	–	3,372	–	–	3,372
Interest and other (income) expense, net	14,758	(8,195)	(6,662)	(202)	(301)
Equity in net earnings of affiliates	(12,168)	(74)	(3,057)	12,168	(3,131)
Earnings before provision for income taxes and minority interest	(5,692)	(132)	12,131	(10,946)	(4,639)
Provision for income taxes	(2,970)	80	647	–	(2,243)
Earnings before minority interests	(2,722)	(212)	11,484	(10,946)	(2,396)
Minority interests, net of provision for income taxes	–	–	326	–	326
Net earnings (loss)	$ (2,722)	$ (212)	$ 11,158	$(10,946)	$ (2,722)

GUARANTOR STATEMENTS OF CASH FLOW
IMCO Recycling Inc. and Subsidiaries
Year Ended December 31, 2003

	IMCO Recycling Inc.	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities:					
Earnings (loss) before accounting change	$ 4,971	$ (14,748)	$ 17,792	$ (3,044)	$ 4,971
Depreciation	5,718	21,703	6,206	–	33,627
Provision (benefit) for deferred income tax	(7,601)	1,013	2,737	–	(3,851)
Equity in earnings of affiliates	(3,229)	(56)	(733)	3,229	(789)
Net transfers with subsidiaries	(81,643)	90,926	33,719	(43,002)	–
Other non-cash items	(12,899)	7,320	5,928	–	349
Changes in operating assets & liabilities:					
Accounts receivable	52,729	(52,104)	10,688	–	11,313
Accounts receivable sold	(61,300)	–	–	–	(61,300)
Inventories	(1,684)	(8,252)	(2,703)	–	(12,639)
Other current assets	528	(288)	486	–	726
Accounts payable & accrued liabilities	21,789	(36,965)	(8,300)	42,817	19,341
Net cash from (used by) operating activities	(82,621)	8,549	65,820	–	(8,252)
Investing Activities:					
Payments for property & equipment	(1,557)	(8,793)	(10,457)	–	(20,807)
Net cash acquired in acquisition of remaining 50% of VAW-IMCO					
Redemption of shares by VAW-IMCO	–	(1,181)	15,669	–	14,488
Increase in restricted cash	–	–	(24,846)	–	(24,846)
Other	–	172	925	–	1,097
Net cash from (used by) investing activities	(1,557)	(9,802)	(18,709)	–	(30,068)
Financing Activities:					
Net (payments of) proceeds from long-term revolving credit facility	(61,009)	–	–	–	(61,009)
Net (payments of) proceeds of long-term debt	154,569	–	(9,000)	–	145,569
New debt issuance costs	(11,553)	–	–	–	(11,553)
Settlement of VAW-IMCO redemption liability	–		(26,046)		(26,046)
Other	256	1,204	(2,864)	–	(1,404)
Net cash from (used by) financing activities	82,263	1,204	(37,910)	–	45,557
Effect of exchange rate changes on cash	–	–	648	–	648
Net increase in cash and cash equivalents	(1,915)	(49)	9,849	–	7,885
Cash and cash equivalents at beginning of period	2,418	183	4,274	–	6,875
Cash and cash equivalents at end of period	$ 503	$ 134	$14,123	$ –	$ 14,760

GUARANTOR STATEMENTS OF CASH FLOW
IMCO Recycling Inc. and Subsidiaries
Year Ended December 31, 2002

	IMCO Recycling Inc.	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:					
Earnings (loss) before accounting change	$ 6,864	$ 9,156	$ 3,056	$(12,212)	$ 6,864
Depreciation	5,860	15,731	2,055	–	23,646
Provision (benefit) for deferred income tax	(8,759)	9,032	(1,235)	–	(962)
Equity in earnings of affiliates	(11,059)	(222)	(2,181)	11,059	(2,403)
Net transfers with subsidiaries	(35,897)	51,534	2	(15,639)	–
Other non-cash items	(1,227)	4,411	758	1,153	5,095
Changes in operating assets & liabilities:					
Accounts receivable	(5,583)	7,432	269	–	2,118
Accounts receivable sold	(4,000)	–	–	–	(4,000)
Inventories	136	(3,992)	342	–	(3,514)
Other current assets	92	(3,441)	(41)	–	(3,390)
Accounts payable & accrued liabilities	(29,530)	31,290	(2,410)	15,639	14,989
Net cash from (used by) operating activities	(83,103)	120,931	615	–	38,443
Investing activities:					
Payments for property & equipment	(2,352)	(9,057)	(7,904)	–	(19,313)
Other	104,200	(110,949)	9,718	–	2,969
Net cash from (used by) investing activities	101,848	(120,006)	1,814	–	(16,344)

Financing activities:					
Net (payments of) proceeds from long-term revolving credit facility	(16,497)	(3)	–	–	(16,500)
Net (payments of) proceeds of long-term debt	–	(335)	–	–	(335)
New debt issuance costs	–	(1,036)	–	–	(1,036)
Other	(138)	(3)	(369)	–	(510)
Net cash from (used by) financing activities	(16,635)	(1,377)	(369)	–	(18,381)
Effect of exchange rate changes on cash	–	–	(144)	–	(144)
Net increase in cash and cash equivalents	2,110	(452)	1,916	–	3,574
Cash and cash equivalents at beginning of period	308	635	2,358	–	3,301
Cash and cash equivalents at end of period	$2,418	$ 183	$4,274	$ –	$6,875

GUARANTOR STATEMENTS OF CASH FLOW
IMCO Recycling Inc. and Subsidiaries
Year Ended December 31, 2001

	IMCO Recycling Inc.	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:					
Earnings (loss) before accounting change	$(2,722)	$(212)	$11,158	$(10,946)	$(2,722)
Depreciation and amortization	7,011	20,682	1,504	–	29,197
Provision (benefit) for deferred income tax	2,106	–	–	–	2,106
Equity in earnings of affiliates	(12,168)	(74)	(3,057)	12,168	(3,131)
Net transfers with subsidiaries	14,465	9,246	(6,689)	(17,022)	–
Other non-cash items	4,095	(1,234)	529	–	3,390
Changes in operating assets & liabilities:					
Accounts receivable	4,739	15,323	(1,039)	1	19,024
Accounts receivable sold	(24,700)	–	–	–	(24,700)
Inventories	1,078	17,900	(611)	–	18,367
Other current assets	(564)	3,827	(394)	–	2,869
Accounts payable & accrued liabilities	23,586	(72,653)	9,871	15,799	(23,397)
Net cash from (used by) operating activities	16,926	(7,195)	11,272	–	21,003
Investing activities:					
Payments for property & equipment	(1,044)	(6,663)	(2,151)	–	(9,858)
Other	(7,010)	4,151	(1,281)	–	(4,140)
Net cash from (used by) investing activities	(8,054)	(2,512)	(3,432)	–	(13,998)
Financing activities:					
Net (payments of) proceeds from long-term revolving credit facility	(3,397)	(3)	–	–	(3,400)
Net (payments of) proceeds of long-term debt	–	(110)	–	–	(110)
New debt issuance costs	–	(978)	–	–	(978)
Other	(5,496)	10,917	(9,531)	–	(4,110)
Net cash from (used by) financing activities	(8,893)	9,826	(9,531)	–	(8,598)
Effect of exchange rate changes on cash	–	–	(120)	–	(120)
Net increase in cash and cash equivalents	(21)	119	(1,811)	–	(1,713)
Cash and cash equivalents at beginning of period	329	518	4,167	–	5,014
Cash and cash equivalents at end of period	$ 308	$ 637	$2,356	$ –	$3,301

NOTE P—GOODWILL

Effective January 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. Instead, SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142 and, at a minimum, annually thereafter.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. For the 2002 goodwill impairment charge, in connection with our adoption of SFAS 142, we engaged a third-party valuation firm to estimate the fair value of our reporting units. The valuation firm used a discounted cash flow model to determine the fair value of our reporting units with a discount rate based on a risk-adjusted weighted average cost of capital for each unit. Because the fair value of our reporting units, as determined by the valuation firm, was less than the carrying value of the reporting unit net assets, we performed the second step of the impairment test as required and determined that an impairment charge was required for each reporting unit. The cumulative effect adjustment recognized as a result of the impairment charge was $58,730,000 (after tax), consisting of write-offs for the impairment of goodwill in the domestic aluminum and zinc segments. We will perform our annual impairment review as of December 31 of each year. No impairment of goodwill was indicated as of December 31, 2003.

The following table sets forth a reconciliation of net earnings (loss) before cumulative effect of the accounting change and earnings (loss) before cumulative effect of the accounting change per share for the four years ended December 31, 2003 as though the accounting for goodwill had been in effect at the beginning of fiscal 2001:

(Amounts in thousands, except per-share amounts)

	Net Earnings For the year ended December 31,			Diluted EPS For the year ended December 31,		
	2003	2002	2001	2003	2002	2001
Net earnings (loss)	$4,971	$ (51,866)	$ (2,722)	$ 0.33	$ (3.54)	(0.18)
Less: Cumulative net earnings effect from the accounting change for goodwill	–	(58,730)	–	–	(4.01)	–
Earnings (loss), excluding cumulative effect	4,971	6,864	(2,722)	0.33	0.47	(0.18)
Add: Goodwill amortization	–	–	3,721	–	–	0.25
Earnings excluding cumulative effect from the accounting change in 2002 and goodwill amortization in 2001	$4,971	$ 6,864	$ 999	$ 0.33	$ 0.47	$ 0.07

The goodwill impairment charge primarily reflected the decline in our stock price over the last several years. This decline was the result of several unforeseen factors which reduced our earnings. These factors included increased competition in the specification alloys business, increases in the supply of zinc over the past several years which has led to severe price declines in the selling prices for zinc, and energy related closures in the U.S. Pacific Northwest which has caused capacity reductions for some of our major customers.

Our goodwill by segment is shown below (in thousands). Certain reclassifications have been made to reflect our international aluminum segment. See NOTE M—"SEGMENT INFORMATION."

	Domestic Aluminum Segment	International Aluminum Segment	Zinc Segment	Total
Goodwill balance at December 31, 2001	$ 70,082	$ 103	$ 45,377	$115,562
Acquisition of Recipar	–	1,120	–	1,120
Other acquisitions	–	–	250	250
Write-off of goodwill recognized in cumulative effect adjustment	(42,190)	(47)	(23,625)	(65,862)
Translation and other adjustments during the period	–	124	(76)	48
Balance at December 31, 2002	$ 27,892	$ 1,300	$ 21,926	$ 51,118
Acquisition of VAW-IMCO	–	17,950	–	17,950
Translation and other adjustments during the period	622	(641)	–	(19)
Balance at December 31, 2003	$ 28,514	$ 18,609	$ 21,926	$ 69,049

NOTE Q—MARKET RISK MANAGEMENT USING FINANCIAL INSTRUMENTS

We enter into production derivatives to hedge the cost of energy and the sales price of certain aluminum and zinc products. We evaluate and document each hedge item when entered into. It is our policy not to speculate in hedging activities.

We are engaged in activities that expose us to various market risks, including the effects of natural gas prices and future selling prices of aluminum and zinc. These financial exposures are managed as an integral part of our risk management program, which seeks to reduce the potentially adverse effects that the volatility of the markets may have on operating results. We do not engage in speculative transactions, nor do we regularly hold or issue financial instruments for trading purposes. We maintain a natural gas pricing strategy to minimize significant fluctuations in earnings caused by the volatility of gas prices. We also maintain a metal pricing strategy to minimize significant, unanticipated fluctuations in earnings caused by the volatility of aluminum and zinc prices.

Our deferred gains and losses accumulate on our balance sheet (in Other Comprehensive Income) until the maturity of our respective hedging agreements. Due to the sometimes volatile nature of aluminum, zinc and natural gas prices, it would be impractical to estimate the amount we expect to be realized as earnings or loss on our income statement at any given time, or when these gains or losses will be realized.

Actual amounts realized will inevitably differ from our estimates. We further emphasize that our deferred hedging activities dampen, but do not eliminate, the effect of volatile aluminum, zinc and natural gas prices on our operations.

Natural Gas: In order to manage our price exposure for natural gas purchases, we have fixed the future price of a portion of our natural gas requirements by entering into financial hedge agreements. Under these agreements, payments are made or received based on the differential between the monthly closing price on the New York Mercantile Exchange (NYMEX) and the actual hedge price. These contracts are accounted for as cash flow hedges, with all gains and losses recognized in cost of sales when the gas is consumed. In addition, we have cost escalators included in some of our long-term supply contracts with its customers, which limit our exposure to natural gas price risk. At December 31, 2003, we had outstanding swap agreements to hedge our anticipated domestic natural gas requirements for approximately 2,910,000 Mmbtus of natural gas, which represents approximately 41% and 13% of our expected 2004 and 2005 fuel needs, respectively. At December 31, 2003, the fair value gain of these contracts was $1,537,000 ($953,000 net of tax). At December 31, 2002, these contracts totaled 1,660,000 Mmbtus with a fair value gain of $2,081,000 ($1,290,000 net of tax). In 2003, 2002 and 2001, natural gas hedging activities increased (decreased) cost of goods sold by the following respective amounts: ($3,401,000), $3,105,000 and $2,173,000, respectively.

Aluminum: We enter into futures sale contracts with metal brokers to fix the margin on a portion of the aluminum generated by our salt cake processing facility in Morgantown, Kentucky and some of the aluminum generated for sale from the processing of other scrap metal. These futures sale contracts are settled in the month of shipment. Estimated 2004 total production covered under these futures sale contracts as of December 31, 2003 was 1,420 metric tonnes (mt) with a fair value deferred loss of $117,000 ($73,000 after tax). As of December 31, 2002, total production covered under these futures sale contracts was 6,215 mt with a fair value gain of $22,000 ($13,000 net of tax).

We also enter into forward purchase contracts. As of December 31, 2003, we had contracts for 5,720 mt with a fair value deferred gain of $376,000 ($233,000 net of tax). As of December 31, 2002, we had contracts for 2,785 mt with a fair value gain of $22,000 ($14,000 net of tax).

In 2003, 2002 and 2001, our domestic aluminum revenue was lower by $185,000, $421,000 and $923,000, respectively, for settled metal hedging contracts.

Zinc: In the normal course of business, we enter into fixed-price forward sales and purchase contracts with a number of our zinc customers. At December 31, 2003,

2004 estimated total production covered under these futures sale contracts was 4,075 mt with a fair value deferred loss of $349,000 ($217,000 net of tax). At December 31, 2002, 2003 estimated total production covered under these futures sale contracts was 2,400 mt with a fair value gain of $132,000 ($82,000 net of tax).

In order to hedge the risk of higher metal prices, we enter into long positions, principally using future purchase contracts. These contracts are settled in the month of the corresponding production or shipment. At December 31, 2003, 2004 estimated total production covered under these futures purchase contracts was 10,227 mt with a fair value deferred gain of $1,571,000 ($974,000 net of tax). At December 31, 2002, 2003 estimated total production covered under these futures purchase contracts was 17,168 mt with a fair value deferred loss of $1,170,000 ($726,000 net of tax).

In 2003, 2002 and 2001 our zinc revenue was lower by $343,000, $2,117,000 and $3,785,000 respectively, due to settled zinc metal hedging contracts.

VAW-IMCO: VAW-IMCO has a significant metal hedging program. The majority of VAW-IMCO's operations are product sales, requiring it to take ownership of the materials processed and exposing it to risk to changes in metal prices. To mitigate this risk, VAW-IMCO enters into LME high-grade and alloy aluminum forward sales and purchase contracts. VAW-IMCO does not hold or issue any derivative financial instruments for trading purposes. The functional currency of VAW-IMCO is the Euro. However, the derivatives utilized in hedging the market risk of changing prices of aluminum purchases and sales at VAW-IMCO facilities are based on LME contracts which are denominated in U.S. Dollars. This results in foreign currency risk in addition to the risk of changing aluminum prices.

Unlike the derivative contracts utilized throughout the rest of our hedging operations, the unrealized gains and losses on VAW-IMCO's derivative contracts do not qualify for deferred treatment under SFAS 133, "Accounting for Derivatives and Hedging Activities." VAW-IMCO's derivative contracts are recorded at fair value with unrealized gains and losses recognized currently in the financial statements.

As of December 31, 2003, VAW-IMCO had forward purchase contracts for high-grade aluminum for 26,425 mt with a fair value of $42,599,000. Also as of December 31, 2003, VAW-IMCO had forward sales contracts for 14,450 mt with a fair value of $23,331,000.

VAW-IMCO's losses on metal hedging transactions, as reflected in our consolidated cost of goods sold, was approximately $1,479,000 for the ten months of March through December 2003.

We are exposed to losses in the event of non-performance by the counter-parties to the financial hedge agreements and futures contracts discussed above; however, we do not anticipate any non-performance by the counter-parties. The counter-parties are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers. We do not require collateral to support broker transactions.

NOTE R—OTHER COMPREHENSIVE EARNINGS (LOSS)

The following table presents the components of other comprehensive earnings (loss), which are items that change equity during the reporting period, but are not included in earnings (in thousands):

	Total	Unrealized Gain (Loss) on Derivative Financial Instruments	Foreign Currency Translation, Unrealized Gain (Loss)
Balance at			
December 31, 2000	$ (5,143)	$ —	$ (5,143)
Current year net change	176	—	176
Change in fair value of			
derivative financial instruments	(10,350)	(10,350)	—
Reclassification of derivative			
financial instruments into earnings	2,535	2,535	—
Income tax effect	2,892	2,892	—
Balance at December 31, 2001	$ (9,890)	$ (4,923)	$ (4,967)
Current year net change	(5,384)	—	(5,384)
Change in fair value of			
derivative financial instruments	9,225	9,225	—
Reclassification of derivative			
financial instruments into earnings	(567)	(567)	—
Income tax effect	(3,214)	(3,214)	—
Balance at December 31, 2002	$ (9,830)	$ 521	$ (10,351)
Current year net change	3,587	—	3,587
Change in fair value of			
derivative financial instruments	(1,643)	(1,643)	—
Reclassification of derivative			
financial instruments into earnings	3,929	3,929	—
Income tax effect	(868)	(868)	—
Balance at December 31, 2003	$ (4,825)	$ 1,939	$ (6,764)

We translate the balance sheets of our foreign subsidiaries using fiscal period-end exchange rates. The consolidated statements of earnings are translated using the average exchange rates for the period. The cumulative effect of such translations is included in shareholders' equity, other than for current intercompany accounts, as a component of other comprehensive earnings (loss), as shown above.

During 2003, we incurred an unrealized foreign currency translation gain of $3,587,000. The weakening of the U.S. Dollar against the Euro was responsible for most of this gain. To a lesser degree, the strengthening of the British Pound also contributed to this gain. Offsetting these gains was the weakening of the Mexican Peso. As of December 31, 2003, our accumulated foreign currency translation adjustment totaled $6,764,000. On average, for 2003 the Euro increased in value by roughly 20% against the U.S. Dollar, and the British Pound increased in value by approximately 9% against the U.S. Dollar. The Mexican Peso, however, has fallen by approximately 11% in value against the U.S. Dollar.

In 2002 we incurred an unrealized foreign currency translation loss of $5,384,000. Of this amount, $4,900,000 was due to our operations in Brazil, and of this, $4,200,000 of this loss occurred during the third quarter of 2002. During this time, the Brazilian currency lost 23% of its value against the U.S. Dollar.

Report of Independent Auditors

Stockholders and Board of Directors IMCO Recycling Inc.

We have audited the accompanying consolidated balance sheets of IMCO Recycling Inc. and subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of VAW-IMCO Guss und Recycling GmbH (VAW-IMCO), (currently a wholly-owned corporation in which the Company, as of March 1, 2003, acquired the remaining 50% interest), for the year ended December 31, 2001 have been audited by other auditors whose report has been furnished to us; in so far as our opinion on the Company's consolidated financial statements for the year ended December 31, 2001 relates to data included for VAW-IMCO, it is based solely on their report. In the consolidated financial statements the Company's equity in the net income of VAW-IMCO is stated at $3,057,000 for the year ended December 31, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors as discussed above, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMCO Recycling Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note P of the Notes to Consolidated Financial Statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangibles as required by the Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

Ernst + Young LLP

March 5, 2004
Dallas, Texas

Glossary of Industry and Recycling Terms

Aluminum Alloys: Aluminum combined with one or more other metals to provide specific desirable qualities such as greater strength, formability and wear resistance.

Aluminum SpaceFrame™: An integrated structure of aluminum castings and extruded parts developed by Alcoa that forms the primary body frame of a new generation of automobiles.

Can Stock: Aluminum sheet from which beverage containers are made. About 30 percent of the company's 2003 production of recycled metal was used by major aluminum producers who manufacture and sell can stock.

Casting: The process of forming molten metal into a particular shape by pouring it into a mold and letting it harden.

Dross: Aluminum dross, one of the principal materials recycled by IMCO, forms on the top of reverberatory furnaces during the recycling process. Zinc dross is a product of the continuous steel galvanizing process.

Ingot: A cast form suitable for remelting or fabricating that may take many forms.

Molten Metal: Recycled aluminum in liquid form that saves customers the time and cost normally required for remelting. Over 80 percent of the company's annual aluminum recycling capacity can be delivered in molten form.

Primary Metals: Aluminum and zinc that are made directly from ore and are at least 99 percent pure.

Product Sales: Transactions that involve purchasing scrap on the open market, processing and selling the recovered metal. About 45 percent of the company's 2003 volume was made up by product sales. Because this type of transaction includes the cost of metal sold, its total revenue per pound is much higher than the tolling transaction fee. Both product sales and tolling transactions have about the same gross profit value per pound.

When purchasing metal in the open market, the company attempts to reduce the risk of fluctuating prices by arranging for the sale of the aluminum to be recovered. IMCO also attempts to avoid accumulating large inventories of ingot or scrap material except to the extent necessary to allow its plants to operate without interruption.

Recycled Aluminum: Aluminum obtained by recovering and recycling UBCs, dross and other types of scrap. It performs as well as primary aluminum in most applications and provides about 30 percent of U.S. aluminum supply.

Reverberatory Furnace: A stationary recycling furnace that uses both radiation and convection heating to melt the material being processed. This type of furnace provides better recovery of aluminum from shredded material than a rotary furnace. It also can take advantage of the heat energy contained in delacquered shreds.

Rotary Furnace: Many of the furnaces at IMCO's plants are rotary or barrel-like furnaces that use specialized technology. These furnaces are able to pour a batch of melted aluminum from dross and immediately switch to other types of scrap. They provide high recovery and excellent product quality.

Salt Cake: A by-product of aluminum recycling in rotary furnaces that is not classified as hazardous. IMCO processes salt cake to recover aluminum and other materials and places it in company-owned or carefully controlled landfills. This policy helps protect customers from the possibility of a future cleanup liability.

Scrap Preparation Capability: Equipment such as crushers, shredders and delacquering kilns that prepare aluminum scrap for recycling and improve metal recovery and product quality.

Tolling: The recycling of customer-owned aluminum scrap and dross in return for a processing fee. About 55 percent of the company's 2003 volume involved toll processing, which requires minimal commitment of working capital and eliminates aluminum price risk exposure.

UBCs: Used aluminum beverage cans that are collected for recycling through voluntary programs, commercial recycling centers, curbside recycling and jurisdictions with container deposit laws.

UBC Recycling Rate: The percentage of aluminum cans produced each year that are recycled. This rate reached a record high of 68 percent in 1992 but has declined to about 50 percent. Even at that level, it remains far above the recycling rate of competing materials.

Zinc: A bluish white metallic element of low to intermediate hardness. It is used especially as a protective coating for steel products because it lengthens the life of steel by a factor of five.

SELECTED FINANCIAL INFORMATION

IMCO Recycling Inc. and Subsidiaries (in thousands, except per share, stockholder and employee data)

For the Year Ended December 31,	2003	2002	2001	2000
Operating Results				
Revenues	$ 892,015	$ 687,168	$ 689,337	$ 846,939
Earnings (loss) before taxes, minority interests and extraordinary items	4,502[1]	11,268	(4,639)	411
Provision (benefit) for income taxes	(1,029)	3,843	(2,243)	(424)[3]
Minority interests	560	561	326	552
Earnings (loss) before extraordinary items	4,971[1]	6,864	(2,722)	283[3]
Extraordinary items, net	–	(58,730)[2]	–	–
Net earnings (loss)	$ 4,971[1]	$ (51,866)	$ (2,722)	$ 283[3]
Common Share Data				
Earnings (loss) per common share:				
Basic:				
Earnings (loss) before extraordinary items	$ 0.34[1]	$ 0.47	$ (0.18)	$ 0.02[3]
Extraordinary items	–	(4.04)[2]	–	–
Net earnings (loss)	$ 0.34[1]	$ (3.57)[2]	$ (0.18)	$ 0.02[3]
Diluted:				
Earnings (loss) before extraordinary items	$ 0.33[1]	$ 0.47	$ (0.18)	$ 0.02[3]
Extraordinary items	–	(4.01)[2]	–	–
Net earnings (loss)	$ 0.33[1]	$(3.54)[2]	$ (0.18)	$ 0.02[3]
Shares used in calculation				
Basic	14,473	14,548	14,978	15,353
Diluted	15,011	14,655	14,978	15,436
Common dividends declared	–	–	–	$ 0.24
Book value per share	$ 8.81	$ 8.06	$ 11.54	$ 11.86
Operating Data				
Processing Volume (millions of pounds)				
Domestic Aluminum	1,938.8	2,144.8	2,212.5	2,463.7
International Aluminum	778.8	157.8	126.5	116.2
Zinc	238.4	233.4	215.0	276.7
Total	2,956.0	2,536.0	2,554.0	2,856.6
Total consolidated capacity (millions of pounds)	3,960	3,210	3,160	3,225
Percent tolled	55%	59%	63%	57%
Financial Position				
Working capital	$ 101,581	$ (107,095)	$ (749)	$ (24)
Property and equipment, net	$ 219,668	$ 187,451	$ 186,931	$ 196,133
Investments in joint ventures	$ 976	$ 17,467	$ 17,892	$ 15,249
Intangible and other assets, net	$ 107,104	$ 55,821	$ 121,598	$ 125,552
Total assets	$ 556,517	$ 351,410	$ 406,954	$ 433,671
Long-term debt	$ 256,167	$ 14,550	$ 125,314	$ 128,786
Deferred income taxes and other long-term liabilities	$ 45,634	$ 22,230	$ 31,465	$ 26,267
Stockholders' equity	$ 127,528	$ 116,864	$ 168,893	$ 181,857
Other Statistics				
Capital spending	$ 20,807	$ 19,313	$ 9,858	$ 37,701
Acquisition of businesses	–	$ 604	$ 4,823	–
Depreciation and amortization	$ 33,627	$ 23,646	$ 29,197	$ 29,708
Year-end P/E ratio	30.0	17.3	NM	NM
Effective tax rate	NM	NM	NM	NM
Return on average equity	4.1%	NM	NM	NM
Current ratio	1.8	0.5	1.0	1.0
Long-term debt to total capital	66.7%	NM	42.6%	41.4%
Number of employees	1,788	1,627	1,529	1,755
Number of stockholders of record	335	384	427	454

NM - Not meaningful

(1) Includes gains totaling $6,438 from the early extinguishment of debt and from a foreign currency transaction, and charges totaling $3,838 for the write-off of a facility that was closed and for write-downs to net realizeable value of certain properties held for sale.

(2) The $58,730 charge ($4.01 per diluted share) in 2002 resulted from the adoption of a required accounting standard, (SFAS No. 142 – "Accounting for Goodwill and Other Intangibles"). The $1,318 charge in 1997 resulted from the early extinguishment of debt.

(3) Includes $3,798 ($5,588 before tax) or $.25 per share for the write-down of assets and related costs.

1999	1998	1997	1996	1995	1994	1993
$ 764,831	$ 562,093	$ 337,377	$ 210,871	$ 141,167	$ 101,116	$ 74,216
32,304	31,143	23,506	10,852	20,363	13,703	11,143
11,162	11,275	9,086	4,132	7,893	5,232	3,121
346	278	293	—	—	—	—
20,796	19,590	14,127	6,720	12,470	8,471	8,022
—	—	(1,318)[2]	—	—	—	—
$ 20,796	$ 19,590	$ 12,809	$ 6,720	$ 12,470	$ 8,471	$ 8,022
$ 1.26	$ 1.18	$ 1.08	$ 0.57	$ 1.08	$ 0.75	$ 0.72
—	—	(0.10)[2]	—	—	—	—
$ 1.26	$ 1.18	$ 0.98	$ 0.57	$ 1.08	$ 0.75	$ 0.72
$ 1.26	$ 1.17	$ 1.06	$ 0.55	$ 1.05	$ 0.74	$ 0.70
—	—	(0.10)[2]	—	—	—	—
$ 1.26	$ 1.17	$ 0.96	$ 0.55	$ 1.05	$ 0.74	$ 0.70
16,448	16,670	13,066	11,852	11,581	11,287	11,158
16,555	16,802	13,293	12,130	11,858	11,506	11,400
$ 0.24	$ 0.21	$ 0.20	$ 0.20	$ 0.105	$ 0.10	—
$ 12.21	$ 11.34	$ 10.25	$ 7.42	$ 7.08	$ 5.93	$ 5.11
2,468.0	2,312.2	1,949.9	1,411.5	1,285.2	979.1	760.5
107.3	63.0	1.5	—	—	—	—
257.7	141.6	37.4	39.9	38.2	33.5	26.5
2,833.0	2,516.8	1,988.8	1,451.4	1,323.4	1,012.6	787.0
3,020	2,590	2,095	1,575	1,248	1,000	804
61%	68%	82%	83%	94%	96%	95%
$ 106,496	$ 72,968	$ 57,848	$ 32,649	$ 27,998	$ 17,303	$ 9,129
$ 189,987	$ 168,505	$ 142,100	$ 86,308	$ 78,769	$ 61,046	$ 52,009
$ 13,901	$ 14,502	$ 14,271	$ 14,187	—	—	—
$ 124,450	$ 121,714	$ 84,513	$ 10,896	$ 13,191	$ 7,890	$ 7,585
$ 543,637	$ 456,558	$ 332,536	$ 164,707	$ 139,877	$ 96,791	$ 79,427
$ 214,993	$ 168,700	$ 109,194	$ 48,202	$ 29,754	$ 11,860	$ 8,000
$ 24,185	$ 21,681	$ 20,614	$ 7,503	$ 6,928	$ 6,089	$ 3,667
$ 195,656	$ 187,308	$ 168,924	$ 88,335	$ 83,276	$ 68,290	$ 57,056
$ 30,856	$ 35,199	$ 37,159	$ 16,711	$ 15,538	$ 6,646	$ 11,939
$ 21,480	$ 60,197	$ 85,149	$ 13,681	$ 20,137	$ 5,325	$ 5,103
$ 27,038	$ 22,828	$ 16,511	$ 11,316	$ 9,353	$ 7,367	$ 6,201
10.0	13.2	16.7	26.6	23.8	20.7	17.3
34.6%	36.2%	38.7%	38.1%	38.8%	38.2%	28.0%
10.9%	11.0%	10.0%[2]	7.8%	16.5%	13.5%	15.1%
2.0	1.9	2.7	2.6	2.4	2.6	1.9
52.4%	47.4%	39.3%	35.3%	26.3%	14.8%	12.3%
1,960	1,870	1,537	920	984	740	623
459	473	495	556	579	632	664

Quarterly price range of common stock (dollars per share):	2003		2002		2001	
	High	Low	High	Low	High	Low
First Quarter	8.60	5.00	9.48	6.25	7.37	3.65
Second Quarter	7.80	5.40	11.55	8.87	7.95	4.00
Third Quarter	8.50	6.25	10.80	5.70	7.80	6.02
Fourth Quarter	10.15	6.50	9.24	4.95	8.15	5.50

BOARD OF DIRECTORS
(As of March 15, 2004)

John E. Balkcom (56)
Retired President,
St. John's College, Santa Fe NM,
and management adviser.
Director since 2003

James C. Cooksey (55)
Chief Executive Officer,
Jackson & Cooksey, corporate
real estate advisory services.
Director since 2002

John E. Grimes (63)
Retired President and General
Manager, Enterprise Rent A Car,
Dallas/Fort Worth.
Director since 2001

Don V. Ingram (68)
Chairman and Chief Executive
Officer.
Director since 1988

Dale V. Kesler (65)
Retired Partner,
Arthur Andersen.
Director since 2002

Don Navarro (59)
Owner and President,
The Navarro Group, business
management and related services.
Director since 1986

Hugh G. Robinson (71)
Chairman and Chief
Executive Officer,
The Tetra Group, construction
management firm.
Director since 1999

CORPORATE OFFICERS
(As of March 15, 2004)

Don V. Ingram (68)
Chairman and Chief
Executive Officer

Richard L. Kerr (61)
Executive Vice President,
President, Aluminum Operations

Paul V. Dufour (64)
Executive Vice President, Secretary
and Chief Financial Officer

J. Tomas Barrett (50)
Senior Vice President,
Assistant Chief Financial Officer

Robert R. Holian (51)
Senior Vice President, Controller
and Chief Accounting Officer

BOARD COMMITTEES

The Audit Committee
Reviews the performance of the independent public accountants, reviews and makes recommendations regarding audit plans, audit results and findings of the independent accountants and internal auditors.

John E. Grimes
James C. Cooksey
Dale V. Kesler (Chairman)

The Committee on Directors
Reviews the performance of directors and qualifications of nominees proposed for election to the board and makes recommendations to the board with regard to nominations.

Don V. Ingram
Hugh G. Robinson
Don Navarro (Chairman)

The Compensation Committee
Determines the compensation for IMCO Recycling officers and performs other specified functions under company compensation plans.

James C. Cooksey
John E. Grimes
Hugh G. Robinson (Chairman)

The Environmental Committee
Determines environmental policies, reviews environmental audits and monitors compliance with appropriate regulations.

Don Navarro
Don V. Ingram (Chairman)

ALUMINUM MANAGEMENT

Operations

William E. Hoag
Senior Vice President,
Aluminum Operations

Gary C. Barnett
Vice President, Operations
Specification Alloys

Mark A. Mantooth
Manager, Recycling Operations

Dr. Ray D. Peterson
Vice President, Process Technology

Steven K. Curreri
Director, Corporate
Environmental Affairs

Commercial

Joseph M. Byers
Senior Vice President,
Aluminum Commercial

Thomas W. Rogers
Senior Vice President,
Marketing, Recycling

David C. Rosenblum
Vice President,
Metal Management

Edward C. Wingenbach
Vice President, Alloy Sales

ZINC MANAGEMENT

Barry K. Hamilton
President, U.S. Zinc Corporation

Shane C. Bradley
President, Gulf Reduction
Corporation

Larry L. Parkinson
President, Interamerican Zinc, Inc.

Edwin A. Schlotzhauer
President, Metalchem, Inc.

INTERNATIONAL

VAW-IMCO Guss und Recycling GmbH

Dieter Koch
Managing Director

Roland Scharf-Bergmann
Managing Director

IMCO Recycling (U.K.) Ltd.

Richard S. Slade
Plant Manager

IMCO Reciclaje de Nuevo Leon S. de R.L. de C.V.

Larry B. Allen
General Manager

IMCO Reciclagem de Materiais Indústria e Comércio Ltda.

Osmar Marinho
General Manager

STAFF MANAGEMENT

Mark J. Dolenuck
Assistant Corporate Controller

Jeffrey B. Holder
Vice President, Information
Technology

Jeffrey R. Hyde
Director, Treasury
Assistant Treasurer

James A. Madden
Director, Human Resources
and Labor Relations

Jeffrey S. Mecom
Associate General Counsel,
Assistant Secretary

Paul F. Minders
Vice President, Internal Audit

Teresa R. Tan
Vice President, Tax

Michael Woods
Director, Credit Management

Corporate Information

CORPORATE OFFICE
5215 North O'Connor Boulevard
Suite 1500
Central Tower at Williams Square
Irving, Texas 75039
Tel: (972) 401-7200, Fax: (972) 401-7342

Stock Transfer Agent and Registrar
Headquarters
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Phone Inquiries: 1-800-635-9270
Internet Address: www.melloninvestor.com
Written questions or requests regarding shareholder inquiries; address changes; consolidations; lost certificates; certificate replacement and transfers should be directed to the address above.

Note: It is recommended that all certificates be sent via registered mail.

Hand Deliveries
Mellon Investor Services, L.L.C.
120 Broadway, 13th Floor
New York, NY 10271

LEGAL COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney
Suite 5100
Houston, Texas 77010

INDEPENDENT AUDITORS
Ernst & Young LLP
2121 San Jacinto Street
Suite 1500
Dallas, Texas 75201

COMMON STOCK LISTING
The common stock of IMCO Recycling Inc. is listed on The New York Stock Exchange. The stock trading symbol is IMR.

INVESTOR CONTACT
Investor information may be obtained from Paul V. Dufour, executive vice president, at IMCO Recycling's corporate office.

INTERNET ADDRESS
www.imcorecycling.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

For additional information about our company, we refer you to our Annual Report on Form 10-K for the year ended December 31, 2003 and our other filings with the Securities and Exchange Commission (SEC). The filings may be obtained from our web site www.imcorecycling.com. This annual report to shareholders is not intended to be a part of, or incorporated into our Form 10-K.

Forward-looking statements made in this annual report concerning our anticipated results of operations for 2004; future gains in U.S. industrial activity; projected increases in capacity utilization; future volumes and efficiencies for our plants; future U.S. aluminum can recycling rates; expected demand for our services and products; future expansion and acquisition opportunities; projected capital expenditures; and similar statements, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "expect," "may," "project" and similar expressions are intended to be among the statements that identify forward-looking statements.

Investors are cautioned that all forward-looking statements involve risks and uncertainties, which could cause actual results to differ from the estimates and projections made. The factors which could cause actual results to differ from those projected include the following: U.S. and worldwide economic, manufacturing and business conditions; our ability to access sufficient sources of capital to fund our expansion and growth plans; the effectiveness of our cost reduction program; fluctuations in demand for automotive products; changes in the price of, supply of and demand for aluminum and zinc in world and U.S. markets; the financial condition of our customers and suppliers; the availability of scrap at favorable prices; energy costs; the mix of product sales vs. tolling business; the unpredictability of adversarial or administrative proceedings; effects of environmental and other governmental regulations; market risk from commodities and derivative instruments; currency exchange rate fluctuations; and other risks listed in our filings with the SEC, including those contained in our Annual Report on Form 10-K for the year ended December 31, 2003, particularly those under the section entitled "Risk Factors" contained in Item 7 of our Form 10-K.

IMCO® RECYCLING INC.

5215 North O'Connor Blvd., Suite 1500, Irving, Texas 75039